    As filed with the Securities and Exchange Commission on February 4, 2002
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                          -----------------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          -----------------------------

                            SUNSHINE PCS CORPORATION
              (Exact Name of Small Business Issuer in Its Charter)

         Delaware                       4813                   13-4141279
     (State or Other       (Primary Standard Industrial     (I.R.S. Employer
      Jurisdiction of      Classification Code Number)    Identification Number)
      Incorporation
      or Organization)
                              359 West 11th Street
                                    Suite 7B
                            New York, New York 10014
                                 (646) 335-1718
                          (Address and Telephone Number
                         of Principal Executive Offices)

                                Karen E. Johnson
                Chairman of the Board and Chief Executive Officer
                            Sunshine PCS Corporation
                              359 West 11th Street
                                    Suite 7B
                            New York, New York 10014
                                 (646) 336-1718
                       (Name, Address and Telephone Number
                              of Agent for Service)
                          -----------------------------

                                    Copy to:
                              David J. Adler, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                           (212) 935-1787 (Facsimile)
                          -----------------------------

            Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

            If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. / /

            If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. / /

            If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

=======================================================================================

                                           Proposed         Proposed
      Title of               Amount         Maximum          Maximum         Amount of
     Securities               to be        Offering         Aggregate      Registration
  to be registered         registered        Price          Offering            fee
                                           per share          Price
---------------------------------------------------------------------------------------

Class A Common
Stock, $.0001 par
value per share.......     1,531,593       $1.00          $1,531,593         $140.91
=======================================================================================

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the
Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                      -2-

                                __________, 2002

To The Stockholders of
            Sunshine PCS Corporation

            Attached is the Company's prospectus detailing a rights offering to stockholders. Each Class A and Class B stockholder will receive one right for each share of Class A or Class B common stock held on February ___, 2002. For each four rights, a stockholder will be entitled to purchase a share of Class A common stock for $1.00. Each right will also carry with it an oversubscription privilege to subscribe for shares of Class A common stock that are not purchased by other holders of rights. The closing bid and asked prices of our Class A common stock on the over-the-counter market on __________, 2002 were $____ and
$____, respectively. An aggregate of 1,531,593 shares of Class A common stock will be offered for sale pursuant to the rights offering.

            We encourage you to read the attached prospectus carefully in deciding whether to exercise the rights you receive.

                                Very truly yours,

                                THE BOARD OF DIRECTORS
                                Sunshine PCS Corporation

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
NOT DISTRIBUTE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER
TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE
SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2002

PROSPECTUS
----------
                    1,531,593 Shares of Class A Common Stock

                            SUNSHINE PCS CORPORATION

            We are offering at no cost to you, as a holder of our Class A or
Class B common stock, a non-transferable right to purchase shares of our Class A common stock. You will be entitled to purchase one share of Class A common stock at a price of $1.00 per share for every four shares of Class A or Class B common stock you own as of February __, 2002. Each right will also carry with it an oversubscription privilege to subscribe for shares of Class A common stock that are not purchased by other holders of rights. The rights will be evidenced by subscription certificates and will expire at 5:00 p.m. New York City time on
________, 2002, unless extended for up to 30 days.

            We are required to register the Class A common stock offered hereby in certain states. There can be no assurance that the state securities commissions of those states will declare effective such registrations. We have submitted registrations in the following states: California, Arizona, Georgia and Michigan. Should any or all of such registrations not be declared effective, we would be unable to permit residents of those states to exercise the rights received by them.

            The Class A common stock is traded on the over-the-counter market, under the symbol SUNPA. The last reported sale price of the Class A common stock on the over-the-counter market on February 1, 2002, was $2.90 per share.

   AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. CONSIDER
       CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                                -----------------

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                                   Per Share                     Total
                                   ---------                     -----
Offering price to the                $1.00                  $1,531,593(1)
stockholders

----------------
(1)   Before   deduction   of   estimated   expenses  of   $100,000,   including
      registration, listing, legal and accounting fees, subscription agent fees, printing expenses and other miscellaneous fees and expenses.

               The date of this Prospectus is ____________, 2002.

                                TABLE OF CONTENTS
                                                                          Page
                                                                          ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                                       ii

                               PROSPECTUS SUMMARY

            This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the section titled "Risk Factors" and the financial statements and notes thereto.

                            Sunshine PCS Corporation

            We were incorporated in July 2000, as the successor to Fortunet
Communications, L.P. We currently hold three licenses, which grant us the non-exclusive right to provide personal communications services to approximately
960,000 people in the Florida cities of Tallahassee, Panama City and Ocala.
Personal communications service is a phrase that describes a wireless telecommunications service that utilizes a portion of radio spectrum from 1850 to 1990 megahertz, and each of our licenses allows us to offer wireless services across 15 megahertz of this spectrum in the above referenced cities.

            On August 31, 2001, we met the Federal Communications Commission
requirement that we provide service coverage to at least one-quarter of the population in our licensed areas. However, we presently do not have the funds necessary to fully build out a system necessary to provide commercial operations, which we estimate to cost between $20 and $50 million. We may seek to raise the funds necessary to fully build out our system through a debt financing, a public or private equity offering, or by entering into a joint venture. Alternatively, rather than trying to develop these licenses, we may seek to sell them. In either case, our current plan is to use the proceeds from this rights offering to pay current liabilities and to fund our working capital needs over the next twelve months. We are a development stage company with no operating history. We have not yet adopted a business plan or settled on a business strategy.

            Because we have incurred losses since inception and have not yet determined how to finance our operations, the report of Ernst & Young LLP, our independent auditors, with respect to our financial statements as of December
31, 1999 and 2000 and for each of the three years in the period ended December
31, 2000 and for the period from July 27, 1995 (inception) to December 31, 2000 contains an explanatory paragraph that expresses substantial doubt as to our ability to continue as a going concern. A going concern opinion indicates that our auditors believe that substantial doubt exists regarding our ability to remain in business. Such an opinion may adversely affect our ability to obtain new financing on reasonable terms or at all. Certain of the factors considered by our auditors in making this determination have been included in their report and have been disclosed in Note 1 to our financial statements.

            We have had no revenues to date and through September 30, 2001, we had cumulative net losses applicable to common shares of $84,586,174, resulting principally from interest charges, including commitment fees, and reserves for impairment of our licenses. We expect to have continuing losses for the foreseeable future.

            An investment in our stock involves a substantial degree of risk.
See "Risk Factors."

            Our address is 359 West 11th Street, Suite 7B, New York, New York
10014. Our telephone number is (646) 336-1718.

Recent Developments

            See "Business-Legal Proceedings" for information in respect a lawsuit filed against Fortunet Communications, L.P., our
predecessor-in-interest, Victoria G. Kane, the sole stockholder of Fortunet
Wireless Communication Corporation which is our largest stockholder, Karen E.
Johnson, our Chief Executive Officer, and Lynch Interactive Corporation, our
former parent corporation, accusing the defendants of improperly participating in certain Federal Communications Commission spectrum auctions and improperly obtaining certain bidding credits.

                                      -1-

                               The Rights Offering

Rights.............................   We will distribute to each holder of our
                                      Class A and Class B common stock one right
                                      to purchase Class A common stock for every
                                      share of Class A or Class B common stock
                                      owned on February __, 2002. You will be
                                      entitled to purchase one share of Class A
                                      common stock for every four rights held.
                                      We will distribute approximately 6,126,373
                                      rights and approximately 1,531,593 shares
                                      of Class A common stock will be sold upon
                                      exercise of the rights, assuming exercise
                                      of all rights.

Oversubscription
   Privilege.......................   Each holder of rights who elects to
                                      exercise all of his or her rights may also
                                      subscribe for additional shares of Class A
                                      common stock available as a result of
                                      unexercised rights, if any. If an
                                      insufficient number of shares of Class A
                                      common stock is available to fully satisfy
                                      all of these subscriptions for additional
                                      shares, we will prorate the available
                                      shares of Class A common stock among
                                      holders who exercise this privilege based
                                      on the respective numbers of shares
                                      subscribed for in the oversubscription
                                      privilege. See "The Rights
                                      Offering--Subscription Privileges."

Subscription Price.................   $1.00 in cash per share.

Shares of Common Stock
 Outstanding after
   Rights Offering.................   Approximately 4,588,653 shares of Class A
                                      common stock and approximately 3,069,313
                                      shares of Class B common stock.

Non-Transferability
    of Rights.......................  The rights are non-transferable.

Record Date........................   February __, 2002.

Expiration Time....................   _________, 2002, at 5:00 p.m., New York
                                      City time, unless extended for up to 30
                                      days.

Procedure for
   Exercising Rights...............   A stockholder who wants to exercise rights
                                      should properly complete and sign the
                                      subscription certificate evidencing the
                                      rights and forward the subscription
                                      certificate, with full payment, to the
                                      subscription agent on or prior to the
                                      expiration time.

                                      An exercise of rights may not be revoked.
                                      See "The Rights Offering--Exercise of
                                      Rights."

Issuance of Common
   Stock...........................   We will deliver to subscribers
                                      certificates representing shares of Class
                                      A common stock purchased pursuant to the
                                      basic subscription privilege as soon as
                                      practicable after the corresponding rights
                                      have been validly exercised and full
                                      payment for shares has been received and
                                      has cleared. We will deliver to
                                      subscribers shares purchased pursuant to
                                      the oversubscription privilege as soon as
                                      practicable after the expiration time and
                                      after all prorations and adjustments
                                      contemplated by the terms of this offering
                                      have been effected and full payment has
                                      been received and has cleared. See "The
                                      Rights Offering."

Use of Proceeds....................   The net cash proceeds from the sale of the
                                      shares of Class A common stock offered
                                      hereby, after payment of fees and

                                      -2-

                                      expenses, is anticipated to be
                                      approximately $1,432,000.

                                      We expect that such net proceeds will be
                                      used primarily to pay current liabilities
                                      and to fund our working capital needs over
                                      the next twelve months. See "Use of
                                      Proceeds."

Risk Factors.......................   There are substantial risks in connection
                                      with this offering that should be
                                      considered by prospective purchasers. See
                                      "Risk Factors."

State Securities
   Regulation......................   We are required to register the Class A
                                      common stock offered hereby in certain
                                      states. There can be no assurance that the
                                      state securities commissions of those
                                      states will declare effective such
                                      registrations. We have submitted
                                      registrations in the following states:
                                      California, Arizona, Georgia and Michigan.
                                      Should any or all of such registrations
                                      not be declared effective, we would be
                                      unable to permit residents of those states
                                      to exercise rights received by them.

Amendment, Extension or Termination
   Rights Offering.................   We reserve the right, in our sole
                                      discretion, to: (a) terminate the rights
                                      offering prior to delivery of the shares
                                      of Class A common stock for which rights
                                      holders have subscribed pursuant to the
                                      exercise of rights in the basic
                                      subscription or the oversubscription
                                      privilege; (b) extend the expiration time
                                      to a later date prior to the distribution
                                      of rights to rights holders; (c) change
                                      the rights offering record date prior to
                                      the distribution of the rights to rights
                                      holders; or (d) amend or modify the terms
                                      of this rights offering.

                                      -3-

                                  RISK FACTORS

Risks Relating To Our Business

We are a development stage company with no operating history. We have no revenues and a history of operating losses, which we expect to continue. The likelihood of future success is therefore highly uncertain.

            We are a development stage company with no operating history.
Through September 30, 2001, we had no revenues, cumulative net losses applicable to common shares of $84,586,174 and we do not know when, if ever, we will have revenues or achieve a positive cash flow. Our only significant assets are our personal communications service licenses and equipment to provide service. The services offered through these licenses, however, have had a limited history in the United States, and we cannot predict if there will ever be enough demand to make profitable developing our licenses. The likelihood of our future success is therefore highly uncertain.

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern. This opinion could prevent us from obtaining new financing on reasonable terms or at all.

            Because we have incurred losses since inception and have not yet determined how to finance our operations, the report of Ernst & Young LLP, our independent auditors, with respect to our financial statements as of December
31, 1999 and 2000 and for each of the three years in the period ended December
31, 2000 and for the period from July 27, 1995 (inception) to December 31, 2000 contains an explanatory paragraph which expresses substantial doubt as to our ability to continue as a going concern. This opinion indicates that our auditors believe that substantial doubt exists regarding our ability to continue to remain in business. Such an opinion may adversely affect our ability to obtain new financing on reasonable terms or at all. Certain factors considered by our auditors in making this determination have been included in their report and have been disclosed in Note 1 to our financial statements.

As we do not know when we will have revenues, in order to commence commercial operations, we will need to incur more debt in the future. Given our history of losses and the amount of our debt, our ability to secure this needed financing on reasonable terms, or at all, is questionable.

            We will have cash of approximately $1,500,000 following this rights offering, assuming it is fully subscribed. While this money will pay our current liabilities and allow us to fund working capital needs for the short-term, we will need additional capital to build out our licenses and to commence commercial operations. We believe that it would cost between $20 and $50 million to fully build out our licenses.

            Our potential to secure new financing through traditional lending sources is questionable. We have over $17 million in subordinated debt, and our assets consist almost entirely of licenses that currently provide limited service. Should we succeed in obtaining future financing, any such loans are likely to contain restrictions that limit or prohibit our future actions, and allow the lender to accelerate the loan upon a default. Thus, any failure or delay in repaying our current or future debt could terminate our business. We are unable to predict whether our operations will ever generate sufficient cash flow to repay any current or future debt. Alternatively, we might attempt to borrow from vendors providing the capital equipment used in providing services, or conduct either a public or private equity offering to raise these funds, the results of which are highly uncertain.

Our predecessor, Chief Executive Officer and largest stockholder have been named as defendants in a lawsuit which could distract our management and result in a material adverse effect on our business.

            An action was commenced against Fortunet Communications, L.P., our predecessor-in-interest, as well as Victoria G. Kane, the sole stockholder of
Fortunet Wireless Communication Corporation which is our largest stockholder,
Karen E. Johnson, our Chief Executive Officer, and Lynch Interactive Corporation,
our former parent corporation, accusing the defendants of improperly participating in certain Federal Communications Commission spectrum auctions and improperly obtaining certain bidding credits. There can be no assurance that this litigation will not distract our officers and directors from their responsibilities in running our day to day operations. An unfavorable decision could have a material adverse effect on our business, plan of operation and financial condition.

                                      -4-

There are substantial risks to any of the alternatives we may pursue with respect to our licenses. Selling these licenses may be difficult due to the limited number of potential purchasers. Building out our licenses independently would require us to borrow significant amounts, which may not be available on reasonable terms, or at all. A joint venture would expose us to potential unknown risks associated with our partners and/or suppliers.

            To obtain any value with respect to our licenses, we have to either sell them, enter into a joint venture, or build them out independently. If we were to sell our licenses, the Federal Communications Commission and possibly other regulatory agencies must consent. If one or more of our license is sold for cash, we are obligated to use any such proceeds to redeem our subordinated debt in the principal amount of approximately $17 million. If there are any proceeds remaining following this debt redemption, we are also obligated to use up to $10 million to redeem our preferred stock. If we were to enter into a joint venture, or were to sell the licenses for securities of another personal communications services entity, we would be exposed to many of the risks associated with independently developing our personal communications service licenses discussed below, along with any risks associated with other operations of our joint venturer or purchaser.

            Although we have commenced the build out of our licenses, if we continue to build out our licenses independently in order to commence commercial operations, we would need to raise between $20 and $50 million. Whether we would be able to raise this amount of money is highly uncertain. We also would have to implement a business plan, create additional infrastructure, and attract and retain qualified individuals to serve as managers and employees. Our current management has very little experience in the personal communications service industry. We cannot assure you as to the timing, cost, or even our ability to successfully accomplish these tasks. Under any development scenario, we will incur significant operating losses for the foreseeable future, as we seek to construct our licenses and build a customer base. Such losses could be substantial and jeopardize our ability to service our debt, thus placing us in danger of default.

Our potential competitors have substantially greater access to capital and other resources and significantly more experience in providing wireless services.
Successfully competing with these entities may therefore be impracticable.

            The wireless telecommunications industry is very competitive.
Principal cellular and personal communications service providers in our markets include ABC Wireless, LLC, Alltell Corp., AT&T Wireless Services Inc.,
Cingular Wireless LLC, NextWave Power Partners Inc., Sprint PCS Corp., TeleCorp
PCS Inc., United States Cellular Corporation, Verizon Wireless Inc., and
VoiceStream Wireless Corp. Most of these competitors have substantially greater resources than we do and operate wireless telecommunications networks covering most of the United States. Their earlier entry, greater resources and broader presence in the United States could make competing against these entities impracticable. Furthermore, the Federal Communications Commission is actively pursuing policies intended to increase the number of wireless competitors in each of our markets.

            If we were to commence commercial operations in our licensed areas, we would also compete with companies that use other communications technologies and offer additional services that we may not be able to provide. These technologies and services may have advantages over what we would provide and may ultimately be more attractive to customers.

Our licenses are only for 15 megahertz of spectrum. Our cellular and personal communications service competitors use 25-30 megahertz, placing us at a competitive disadvantage, because licenses with greater bandwidth can offer more services and, therefore, better meet growing demand.

            Holders of cellular telephone licenses are authorized by the Federal
Communications Commission to use 25 megahertz of spectrum each, and certain personal communications service licensees in the A and B-Blocks use 30 megahertz. By contrast, our C-Block licenses have only 15 megahertz of spectrum.
This shortfall may limit our growth opportunities as demand increases for mobile personal communications services, because we may not be able to offer the same services as our competitors. In addition, the cost to build out our networks to an equivalent standard may be greater with a 15 megahertz license than with either a 25 megahertz cellular or 30 megahertz personal communications service license. Potential lenders may also require that 15 megahertz licensees have arrangements in place to procure additional spectrum. As a result, we may be required, either initially or at a later time, to enter into a joint venture or

                                      -5-

make other arrangements with holders of additional spectrum to provide the amount or breadth of service needed to be or remain competitive. Federal
Communications Commission regulations and other factors, however, may limit our ability to enter into these arrangements on favorable terms or at all.

Our licenses only permit us to offer personal communications services in the
Florida cities of Tallahassee, Panama City and Ocala. As potential customers may want the ability to make calls outside of these areas, we might be at a disadvantage against competitors with wider coverage areas, unless we entered into joint ventures or affiliation agreements.

            If we were to develop our licenses, our service areas would be limited to a population of about 960,000 in the Florida cities of Tallahassee,
Panama City and Ocala. As potential customers may desire the ability to make calls outside of these areas, we could be at a substantial disadvantage against competitors with wider coverage areas, unless we entered into joint venture or affiliation agreements. However, we cannot predict whether we could enter into these agreements on favorable terms or at all.

We have had a troubled history in servicing the debt entered into to acquire our licenses and the value of our licenses has been written down.

            Fortunet Communications, L.P., our predecessor, was the successor to five partnerships that were awarded 31 personal communications service licenses in the 1996 C-Block auction. Fortunet Communications, L.P. experienced substantial problems in servicing the debt incurred to acquire its licenses, forcing it to return 28 of its licenses and 15 megahertz of its three remaining
30 megahertz licenses. Because the proposed relief offered by the Federal
Communications Commission would have required the forfeiture of 30% of its down payment, in 1997, Fortunet Communications, L.P. established a reserve of $6.6 million to reflect the impairment in the value of its licenses. In 1999,
Fortunet Communications, L.P. recorded a further reserve of $18.5 million to write down its investment in the licenses due to considerably lower amounts bid for returned C-Block licenses at a reauction.

Risks Relating To The Telecommunications Industry

We are unsure if our licenses will be renewed after they expire in 2006. If we build out our licenses and they are later not renewed, the value of our stock would be materially adversely affected, as these licenses are our only significant assets.

            Although our licenses are renewable after the expiration of their
10-year terms, there can be no assurance that they will be renewed. If we build out our licenses and they are later not renewed, the value of our stock would be materially adversely affected, as these licenses are our only significant assets.

We are subject to various license requirements and the failure to comply with any of them could result in the revocation of our licenses and/or the imposition of fines and sanctions.

            The Federal Communications Commission requires all license holders to exercise actual and legal control over their licenses, and any change in control of a license requires express Federal Communications Commission consent.
The Federal Communications Commission also historically has required C-Block license holders to continuously satisfy various other requirements as to ownership and control. For example, we have been required to satisfy
Entrepreneurs' Requirements, Small Business Requirements, Control Group
Requirements and Transfer Restrictions. See "Legislation and Government
Regulation." For certain matters, such as the structure of our board of directors and management, we rely on informal public and private interpretations of Federal Communications Commission regulations. The Federal Communications
Commission, however, is not bound by these informal interpretations, and we are unable to predict whether it or the courts will agree with them now or in the future. We cannot assure you that we or our investors have satisfied, satisfy, or will continue to satisfy, these requirements during the term of any of our licenses, or that we could successfully cure any breach of these requirements.
Any non-compliance with these requirements could lead to serious penalties, including the revocation of our licenses and/or the imposition of fines and sanctions.

                                      -6-

Personal communications service licensees may be required to share spectrum with existing fixed microwave licensees or relocate them to new spectrum paths or transmission technologies. If we are required to relocate microwave licensees, it may delay our ability to commence timely commercial operations and consequently, our ability to satisfy our build out requirements.

            For up to five years after the grant of a personal communications service license, the licensee may be required to share spectrum with existing fixed microwave licensees also operating on personal communications service frequencies. If we build out our networks to secure a sufficient amount of unencumbered spectrum to operate them efficiently, we may need to relocate existing microwave paths to alternate spectrum locations or transmission technologies. The obligation to relocate incumbent microwave licenses expires on
April 4, 2005. Any delay in the relocation of licensees may adversely affect our ability to commence timely commercial operation and our ability to satisfy our build out requirements. Furthermore, depending on the terms of such agreements, our ability to operate our networks profitably may be materially adversely affected.

Risks Relating To Our Common Stock

There is a very limited trading market for our common stock, because we have not listed or registered it on any national securities exchange or automated quotation system.

            There is a very limited trading market for our Class A common stock.
We have not listed or registered, and do not intend to list or register, our common stock on any national securities exchange or automated quotation system.
Accordingly, we are unable to predict whether a trading market will develop for our Class A common stock.

Victoria G. Kane controls us and such control could dissuade potential acquirers.

            Victoria G. Kane, through Fortunet Wireless Communications
Corporation, has at least 50.1% of the voting power of our outstanding equity.
She may also elect up to three members of our board of directors, who collectively control three of the five votes of the board of directors. Ms. Kane may also replace any such directors at her will. This control of us by Ms. Kane may deter potential acquirers.

As our common stock is junior to our subordinated notes and preferred stock, we would need to receive net proceeds of more than $27 million from any sale of our licenses before any portion of such sale proceeds would be received by holders of our common stock.

            Our common stock is junior to our subordinated debt and preferred stock. As a result, we would need to receive net proceeds of more than $27 million from any sale of our licenses, before any portion of such sale proceeds would be received by holders of our common stock. Our common stock would also be junior to any indebtedness we may incur in the future.

A subsidiary of Lynch Interactive Corporation holds warrants to purchase
4,300,000 shares of our Class A common stock at $.75 per share, which could adversely affect the value of our common stock or, if exercised, dilute the ownership percentage of the then holders of our Class A common stock.

            A subsidiary of Lynch Interactive Corporation holds warrants to purchase 4,300,000 shares of our Class A common stock at $.75 per share. Some or all of these warrants may be exercised, which could adversely affect the value of our common stock. That exercise would also dilute the then-existing stockholders' percentage ownership of our common stock, and any sales in the public market of the common stock issued upon such exercise could adversely affect prevailing market prices for our common stock. The full exercise of these warrants would result in the issuance of common stock representing approximately
41.2% of our total outstanding common stock and 58.4% of our Class A common stock, or, assuming all rights are exercised, 36% of our outstanding common stock and 48.4% of our outstanding Class A common stock. Upon such exercise, the
Class A common stock held by the current stockholders would be reduced from
49.9% of the total common stock and 100% of the Class A common stock to 29.3% of the total common stock and 41.6% of the Class A common stock, or, assuming all rights are exercised, 25.6% of our outstanding common stock and 34.6% of our outstanding Class A common stock.

Our common stock is subject to "Penny Stock" regulations, which may make it difficult to obtain timely and accurate quotes for the stock or execute trades in it.

                                      -7-

            Our Class A common stock is considered a penny stock, which may make it difficult to obtain timely and accurate quotes for the stock or execute trades in it. The rules of the Securities and Exchange Commission define a penny stock to be any equity security that has a market price or exercise price of less than $5.00 per share, subject to some exceptions. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prescribed by the Securities and Exchange Commission, to provide the customer with additional information, including the current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may reduce the level of trading activity in any secondary market for our Class A common stock and may adversely affect the ability of broker-dealers to sell our securities.

Federal Communications Commission limitations on foreign ownership could deter foreign investors or subject us to revocation of our licenses and/or sanctions if these limitations are violated.

            Non-U.S. citizens, their representatives, foreign governments, or corporations controlled by non-U.S. citizens may not own or vote more than 20%
of the capital contribution to a personal communications services licensee, or more than 25% of the capital contribution to the parent corporation if the
Federal Communications Commission determines that such holdings are not within the public interest. Thus, if our foreign ownership were to exceed 25% in the future, the Federal Communications Commission could revoke our licenses or impose other penalties. This restriction on foreign ownership could also adversely affect our ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities.

                                 USE OF PROCEEDS

            If all of the rights are exercised in full at $1.00 per share of
Class A common stock, we would receive net cash proceeds of approximately
$1,432,000, after payment of fees and expenses. No discount or commission is payable in connection with any such exercise.

            The funds, if any, received upon exercise of the rights will be used first to repay our current liabilities of approximately $700,000 and the remainder for working capital and general corporate purposes.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

            The Class A common stock commenced trading on the over-the-counter market on March 13, 2001. The following table sets forth the high and low bid prices for the Class A common stock, for the periods indicated, as reported by published sources.

                                            Low            High
                                            ---            ----
2001 Fiscal Year
----------------
First Quarter                               $0.30          $4.00
Second Quarter                              $1.50          $3.50
Third Quarter                               $1.75          $3.00
Fourth Quarter                              $1.60          $2.50

            On February 1, 2002, the closing sales price of the Class A common stock on the over-the-counter market was $2.90. As of January 2, 2002, there were approximately 829 holders of record of our Class A common stock.

            We have not declared any cash dividends on our Class A common stock since inception. We do not anticipate that we will pay cash dividends in the foreseeable future. We currently plan to retain any earnings to provide for our development and growth.

                                      -8-

                                    DILUTION

            At September 30, 2001, we had a deficit in net tangible book value of $17,205,516, or $2.81 per share. The deficit in net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 1,531,593 shares of Class A common stock offered hereby (assuming full exercise of all rights) and after deducting the estimated offering expenses, our deficit in pro forma net tangible book value as of at September 30, 2001 would have been
$15,773,923, or $2.06 per share, representing an immediate and substantial dilution of $3.06 per share or 306% in respect of shares of Class A common stock purchased pursuant to this offering. The following table illustrates this per share dilution:

Subscription Price.............................                          $1.00

Deficit in net tangible book value per share
before offering................................           $(2.81)          --

Decrease in deficit in net tangible book value per
share from stockholders exercising rights..........       $0.75

Pro forma deficit in net tangible book value
per share after offering...........................                      $(2.06)
                                                                         -------

Dilution to stockholders exercising rights(1)......                      $(3.06)
                                                                         -------
--------------------------
(1)         Dilution is determined by subtracting the deficit in pro forma deficit net tangible book value per share from the subscription price paid by an investor for a share of Class A common stock in the rights offering.

                                      -9-

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND PLAN OF OPERATION

            We are a development stage company with limited operations to date.
Our ability to develop a profitable personal communications service business is subject to substantial risks enumerated under "Risk Factors" and elsewhere in this prospectus.

            We were incorporated in July 2000, as the successor to Fortunet
Communications, L.P., a combination of five partnerships that were awarded 31 personal communications service licenses in the Federal Communications
Commission's 1996 C-Block auction. These licenses had an aggregate purchase price of $216 million after a 25% bidding credit, and were financed primarily by the Federal Communications Commission. Fortunet Communications, L.P. experienced substantial problems in servicing this debt because a perception developed in both the public and private debt and equity markets that the supply of spectrum greatly exceeded realistic customer demand. While the Federal Communications
Commission offered Fortunet Communications, L.P. a relief plan, because this plan required Fortunet Communications, L.P. to forfeit 30% of its down payment, in 1997 it established a reserve of $6.6 million to reflect the impairment in the value of its licenses. In June 1998, Fortunet Communications, L.P. returned
28 of its licenses, and 15 megahertz of its three remaining 30 megahertz licenses and surrendered 70% of its down payment to the Federal Communications
Commission in exchange for credits, which were used to pay all remaining indebtedness to the Federal Communications Commission. On April 15, 1999, the
Federal Communications Commission completed a reauction of all the C-Block licenses that were returned to it. Due to considerably lower amounts bid for these licenses, in the quarter ended March 31, 1999, Fortunet Communications,
L.P. recorded a further reserve of $18.5 million to write down its investment in the licenses, plus an additional $0.1 million of capitalized expenses, leaving a net carrying value of $2.7 million at December 31, 1999.

            Because we have incurred losses since inception and have not yet determined how to finance our operations, the report of Ernst & Young LLP, our independent auditors, with respect to our financial statements as of December
31, 1999 and 2000 and for each of the three years in the period ended December
31, 2000 and for the period from July 27, 1995 (inception) to December 31, 2000 contains an explanatory paragraph which expresses substantial doubt as to our ability to continue as a going concern. This opinion indicates that our auditors believe that substantial doubt exists regarding our ability to continue to remain in business. Such an opinion may adversely affect our ability to obtain new financing on reasonable terms or at all. Certain of the factors considered by our auditors in making this determination have been included in their report and have been disclosed in Note 1 to our financial statements.

Results of Operations

            Neither we, nor our predecessors, have had any operating history or revenues. Through September 30, 2001, we had cumulative net losses applicable to common shares of $84,586,174, resulting principally from net interest charges of
$58,982,204, including commitment fees, and reserves aggregating $25,032,989 for impairment of our personal communications service licenses.

            In the three- and nine-month periods ending September 30, 2001, as compared to comparable periods in the prior year, results predominantly reflected finance charges and varied due to the Federal Communications
Commission restructuring plan.

            In comparing the results of operations for the year ended December
31, 2000 to the year ended December 31, 1999, the 1999 results included a write down of $18,454,112 to our investment in personal communications service licenses that reflects the value ascribed to similar licenses in an auction conducted by the Federal Communications Commission.

                                      -10-

Liquidity and Capital Resources

            At September 30, 2001, we had $216,162 in cash and current payables of $623,857. At the current level of operating activity, operations will require approximately $300,000 to $500,000 of cash flow on an annual basis. If we decide to commercially develop our licenses, significantly higher levels of cash flow will be required.

            We will have cash of approximately $1,500,000 following this rights offering, assuming it is fully subscribed. While this money will pay our current liabilities and allow us to fund working capital needs for the short-term, we will need additional capital to build out our licenses and to commence commercial operations. We believe that it would cost between $20 and $50 million to fully build out our licenses.

            Our potential to secure new financing through traditional lending sources is questionable. We have over $17 million in subordinated debt, and our assets consist almost entirely of licenses which currently provide limited service. Should we succeed in obtaining future financing, any such loans are likely to contain restrictions that limit or prohibit our future actions, and allow the lender to accelerate the loan upon a default. Thus, any failure or delay in repaying our current or future debt could terminate our business. We are unable to predict whether our operations will ever generate sufficient cash flow to repay any current or future debt. Alternatively, we might attempt to borrow from vendors providing the capital equipment used in providing services, or conduct either a public or private equity offering to raise these funds, the results of which are highly uncertain.

            To obtain any value with respect to our licenses, we have to either sell them, enter into a joint venture, or build them out independently. If we were to sell our licenses, the Federal Communications Commission and possibly other regulatory agencies must consent. If one or more of our license is sold for cash, we are obligated to use any such proceeds to redeem our subordinated debt, in the principal amount of approximately $16.1 million. If there are any proceeds remaining following this debt redemption, we are also obligated to use up to $10 million to redeem our preferred stock. If we were to enter into a joint venture, or were to sell the licenses for securities of another personal communications services entity, we would be exposed to many of the risks associated with independently developing our personal communications service licenses, along with any risks associated with other operations of our joint venturer or purchaser.

            Although we have commenced the build out of our licenses, if we continue to build out our licenses independently in order to commence commercial operations, we would need to raise over $20 to $50 million. Whether we would be able to raise this amount of money is highly uncertain. We also would have to implement a business plan, create additional infrastructure, and attract and retain qualified individuals to serve as managers and employees. Our current management has very little experience in the personal communications service industry. We cannot assure you as to the timing, cost, or even our ability to successfully accomplish these tasks. Under any development scenario, we will incur significant operating losses for the foreseeable future, as we seek to construct our licenses and build a customer base. Such losses could be substantial and jeopardize our ability to service our debt, thus placing us in danger of default.

            Recently, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, No. 142,
GOODWILL AND OTHER INTANGIBLE ASSETS, and No. 144, ACCOUNTING FOR THE IMPAIRMENT
OR DISPOSAL OF LONG-LIVED ASSETS, effective for fiscal years beginning after
December 15, 2001. We have not yet completed our analysis on how the new rules relating to amortization and impairment will affect our accounting for goodwill, intangible and other long lived assets, for which implementation is required beginning January 1, 2002.

Recent Developments

            See "Business -Legal Proceedings" for information in respect a lawsuit filed against Fortunet Communications, L.P., our
predecessor-in-interest, Victoria G. Kane, the sole stockholder of Fortunet
Wireless Communication Corporation which is our largest stockholder, Karen E.
Johnson, our Chief Executive Officer, and Lynch Interactive Corporation, our
former parent corporation, accusing the defendants of improperly participating in certain Federal Communications Commission spectrum auctions and improperly obtaining certain bidding credits.

                                      -11-

            On January 18, 2002, our Board of Directors authorized the issuance of options for 50,000 shares of Class A common stock to a third party in connection with the construction of equipment. The exercise price of the options will be $2.50 per share.

                       DETERMINATION OF SUBSCRIPTION PRICE

            Our objective in establishing the subscription price was the realization of the desired proceeds from this offering while providing holders of our Class A common stock with the opportunity to make an additional investment in us and to avoid involuntary dilution of their proportionate ownership interest. In establishing the subscription price, the Board of
Directors considered such factors as the intended use of proceeds of this offering, alternative financing sources available, market prices of the Class A common stock over the preceding 11 month period, the general condition of the securities markets and prices in offerings that the Board of Directors considered similar to this offering. The Board of Director's determination does not constitute a recommendation to stockholders as to the advisability of exercising rights in this offering.

                               THE RIGHTS OFFERING
The Rights

            We are distributing rights at no cost to the record holders of outstanding shares of our Class A and Class B common stock as of the record date, which is February __, 2002. We will distribute one right for every share of Class A or Class B common stock held on the record date. The rights will be evidenced by subscription certificates and every four such rights will entitle the holder thereof to subscribe for one share of Class A common stock. An aggregate of approximately 1,531,593 shares of Class A common stock will be sold upon exercise of the rights offered hereby, assuming the exercise of all rights, including the oversubscription privilege.

            We will not issue fractional shares or cash in this offering. If necessary to avoid fractional rights, the number of rights distributed to each holder will be rounded upward to the nearest whole number. No subscription certificate may be divided in such a way as to permit the holder of such certificate to receive a greater number of rights than the number to which such subscription certificate entitles its holder, except that a depository, bank, trust company, or securities broker or dealer holding shares of Class A common stock on the record date for more than one beneficial owner may, upon proper showing to American Stock Transfer & Trust Company, the subscription agent for the offering, exchange its subscription certificate to obtain a subscription certificate for the number of rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the record date. We reserve the right to refuse to issue any such subscription certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings be rounded up to the nearest whole right.

            As the number of rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of our common stock who are also the record holders of such shares will receive more rights under certain circumstances than beneficial owners of our common stock who are not the record holders of their shares and who do not obtain, or cause the record holder of their shares of our common stock to obtain, a separate subscription certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of our common stock or beneficial owners of our common stock who obtain a separate subscription certificate receive more rights, they will be able to subscribe for more shares pursuant to the basic subscription privilege.

            The issuance of Class A common stock pursuant to this offering is not conditioned upon the subscription of any minimum number of shares of common stock by holders of the rights.

            The rights will expire at 5:00 p.m., New York City time, on ______,
2002, unless otherwise extended for not more than 30 days. After such time, unexercised rights will be null and void. We will not be obligated to honor any purported exercise of rights received by the subscription agent after the expiration time, regardless of when the documents relating to such exercise were sent.

                                      -12-

Subscription Privileges

            BASIC SUBSCRIPTION PRIVILEGE. Every four rights will entitle the holder thereof to receive, upon payment of the subscription price, one share of
Class A common stock. Certificates representing shares of Class A common stock purchased pursuant to the basic subscription privilege will be delivered to subscribers as soon as practicable after the expiration time.

            OVERSUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each right also carries the right to subscribe at the subscription price for additional shares. All beneficial holders who exercise their basic subscription privilege in full will be entitled to exercise the oversubscription privilege.

            Shares will be available for purchase pursuant to the
oversubscription privilege only to the extent that any shares are not subscribed for by stockholders through the basic subscription privilege. If sufficient shares of Class A common stock remain after the basic subscription privilege, all oversubscriptions will be honored in full. If subscriptions for Class A common stock through the oversubscription privilege exceed the Class A common stock available for sale after the basic subscription privilege, the available
Class A common stock will be allocated among those who oversubscribe based on the number of shares of Class A common stock a rights holder subscribes for pursuant to the oversubscription privilege. Certificates representing shares of
Class A common stock purchased pursuant to the oversubscription privilege will be delivered to subscribers as soon as practicable after the expiration time and after all prorations and adjustments contemplated by the terms of this offering have been effected.

            Banks, brokers and other nominee holders of rights who exercise on behalf of beneficial owners of rights will be required to certify to the subscription agent as to the aggregate number of rights that have been exercised and the number of shares that are being subscribed for by each beneficial owner of rights on whose behalf such nominee holder is acting.

Exercise of Rights

            Rights may be exercised by delivering to the subscription agent, at or prior to 5:00 p.m., New York City time on _____________, 2002, the properly completed and executed subscription certificate evidencing such rights with any signatures required to be guaranteed so guaranteed, together with payment in full of the subscription price for each share subscribed for by the rights holder. All payments must be by check or bank draft drawn upon a United States bank or postal or express money order payable to American Stock Transfer & Trust
Company, or by wire transfer of same-day funds, to American Stock Transfer &
Trust Company at its account maintained at [bank name, address, aba no. and account information]. Payments will be deemed to have been received by the subscription agent only upon clearance of any uncertified personal check, receipt by the subscription agent of any certified check or bank draft upon a
United States bank or of any postal or express money order or receipt of good funds in the account designated by the subscription agent. If paying by uncertified personal check, please note that the funds evidenced thereby may take at least five business days to clear. Accordingly, holders of rights who wish to pay by means of uncertified personal check are urged to make payment sufficiently in advance of _____________, 2002 to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

            The address to which the subscription certificates and payment of the subscription price should be delivered is:

                        By Mail, Hand or Overnight Courier:
                        American Stock Transfer & Trust Company
                        59 Maiden Lane
                        New York, New York 10038
                        Attention:

            If a rights holder wishes to exercise rights, but time will not permit such holder to cause the subscription certificate evidencing such rights to reach the subscription agent on or prior to _____________, 2002, such rights may nevertheless be exercised if all of the following conditions are met:

            o    such holder has caused payment in full of the subscription price for each underlying share being subscribed for pursuant to the basic and the oversubscription privileges to be received
                 (in the manner set forth above) by the subscription agent on or prior to _____________, 2002;

                                      -13-

            o    the subscription agent receives, on or prior to _____________,
                 2002, a notice of guaranteed delivery, substantially in the form provided in the instructions distributed with the
                 subscription certificates, from an Eligible Institution, i.e. a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.,
                 or from a commercial bank or trust company having an office or correspondent in the United States or from a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to
                 Rule 17Ad-15 of the Securities Exchange Act of 1934, as
                 amended, stating the name of the exercising rights holder, the number of rights represented by the subscription certificate held by such exercising rights holder, the number of underlying shares being subscribed for pursuant to the basic subscription privilege and the number of underlying shares, if any, being subscribed for pursuant to the oversubscription privilege, and guaranteeing the delivery to the subscription agent of any subscription certificate evidencing such rights within three
                 Nasdaq trading days following _____________, 2002; and

            o    the properly completed subscription certificate evidencing the rights being exercised, with any signatures required to be guaranteed so guaranteed, is received by the subscription agent within three Nasdaq trading days following _____________, 2002.

The notice of guaranteed delivery may be delivered to the subscription agent in the same manner as subscription certificates at the address set forth above, (or by facsimile to (212) 616-7610. Additional copies of the form of the notice of guaranteed delivery are available upon request from the subscription agent.

            Funds received in payment of the subscription price for shares subscribed for pursuant to the oversubscription privilege will be held in a segregated account pending issuance of such shares. If a rights holder exercising the oversubscription privilege is allocated fewer than all of the shares of Class A common stock for which such holder subscribed pursuant to the oversubscription privilege, the excess funds paid by such holder in respect of the subscription price for shares not issued to him shall be returned by mail without interest or deduction as soon as practicable after the expiration time and after all prorations and adjustments contemplated by the terms of this offering have been effected.

            Holders who hold shares of Class A or Class B common stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the record holder of such rights should complete subscription certificates and submit them to the subscription agent with the proper payment. In addition, beneficial owners of Class A or Class B common stock or rights held through a record holder should contact the holder and request the holder to effect transactions in accordance with such beneficial owner's instructions. If a beneficial owner wishes to obtain a separate subscription certificate, such beneficial owner should contact the nominee as soon as possible and request that a separate subscription certificate be issued. A nominee may request any subscription certificate held by it to be split into such smaller denominations as it wishes, provided that the subscription certificate is received by the subscription agent, properly endorsed, no later than _____________, 2002.

            The instructions accompanying the subscription certificates should be read carefully and followed in detail.

            The method of delivery of subscription certificates and payment of the subscription price to us will be at the election and risk of the rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment made by uncertified personal check prior to 5:00 P.M., New York City time, on _____________, 2002. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

            All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, and our determination will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any

                                      -14-

rights. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We are under no duty to give notification of any defect or irregularity in connection with the submission of subscription certificates and shall incur no liability for failure to give such notification.

            Any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus and related materials should be directed to the subscription agent at 59 Maiden
Lane, New York, New York, Tel. No. __________, Attention: ________.

Rights Non-Transferable

            All rights received in connection with this offering are for the account of the holder and are non-transferable.

Other Matters

            We are required to register the Class A common stock offered hereby in certain states. There can be no assurance that the state securities commissions of those states will declare effective such registrations. We have submitted registrations in the following states: California, Arizona, Georgia and Michigan. Should any or all of such registrations not be declared effective, we would be unable to permit residents of those states to exercise rights received by them.

            This offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of Class A common stock from rights holders who are residents of any such state or other jurisdiction. We may delay the commencement of this offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of this offering.
We, if we so determine in our sole discretion, may decline to make modifications to the terms of the offering requested by certain states or other jurisdictions, in which event rights holders resident in those states or jurisdictions will not be eligible to participate in this offering.

Amendment, Extension or Termination of Rights Offering

            We reserve the right, in our sole discretion, to:

            o    terminate the rights offering prior to delivery of the Class A common stock for which rights holders have subscribed pursuant to the exercise of rights;

            o    extend the expiration time from 5:00 p.m. New York City time on
                 _____________, 2002 to a later time;

            o    change the rights offering record date from February ___, 2002 to a later date; or

            o    amend or modify the terms of the rights offering.

            If we amend the terms of this rights offering, an amended prospectus will be distributed to holders of record of rights and to holders of rights who have previously exercised rights. All holders of rights who exercised their rights prior to such amendment or within four business days after the mailing of the amended prospectus will be given the opportunity to confirm the exercise of their rights by executing and delivering a consent form.

            Any rights holder who exercised rights before or within four days after mailing of an amended prospectus relating to an amendment of the rights offering and who fails to deliver, in a proper and timely manner, a properly executed consent form will be deemed to have rejected the amended terms of the rights offering and to have elected to revoke in full his exercise of the rights. If a rights holder's exercise of rights is so revoked, the full amount of the subscription price paid by such rights holder will be returned to the rights holder.

                                      -15-

            A rights holder whose executed subscription certificate is received by the American Stock Transfer & Trust Company more than four days after the mailing of an amended prospectus will be deemed to have accepted the amended terms of the rights offering in connection with the exercise of their rights.

            If we elect to terminate the rights offering before delivering the
Class A common stock for which rights holders have subscribed, the subscription price paid will be returned by mail. Except for the obligation to return the subscription price paid by rights holders who attempted to exercise their rights, neither we nor the American Stock Transfer & Trust Company will have any obligation or liability to a rights holder in the event of an amendment or termination of the rights offering.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

            The following summary sets forth the material United States federal income tax consequences of the receipt, ownership, exercise and disposition of the rights to United States holders of our Class A or Class B common stock. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the United States federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations, foreign taxpayers or persons holding our common stock as part of a straddle or conversion transaction), nor does it discuss any aspect of state, local or foreign income or other tax laws.
This discussion is limited to United States holders of our common stock who hold such stock as a capital asset. For purposes of this discussion, a United States holder includes a holder that is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized under the laws of the
United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States trustees or fiduciaries have authority to control all substantial decisions of the trust.

Issuance of Rights

            Holders of our Class A or Class B common stock will not recognize taxable income in connection with the receipt of the rights.

Lapse of the Rights

            Stockholders who allow the rights received by them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of their
Class A or Class B common stock, if any, owned by such holders of the rights.

Exercise of the Rights; Basis and Holding Period of Class A Common Stock

            Holders of rights will not recognize any gain or loss upon the exercise of such rights. The basis of the Class A common stock acquired through exercise of the rights will be equal to the sum of the subscription price therefor and the rights holder's basis in such rights, if any as described below. The holding period for the Class A common stock acquired through exercise of the rights will begin on the date the rights are exercised.

            Except as provided in the following sentence, the basis of the rights received by a stockholder as a distribution with respect to such stockholder's Class A or Class B common stock will be zero. If either the fair market value of the Rights on the date of the issuance of the rights is 15% or more of the fair market value on the date of issuance of the underlying Class A or Class B common stock or the stockholder elects, in his or her federal income tax return for the taxable year in which the rights are received, to allocate part of the basis of such previously held Class A or Class B common stock to the rights, then upon exercise of the rights, the stockholder's basis in such previously held Class A or Class B common stock will be allocated between such common stock and the rights in proportion to the fair market values of each on the date of issuance of the rights.

                                      -16-

            The foregoing summary is included for general information only.
Accordingly, each stockholder is urged to consult with his or her own tax advisor with respect to the tax consequences of the rights offering on his or her own particular tax situation, including the application and effect of state, local, foreign and other tax laws.

                                    BUSINESS
The Company

            We were incorporated in July 2000, as the successor to Fortunet
Communications, L.P., itself the successor to five partnerships that were awarded 31 personal communications service licenses in the 1996 C-Block auction.
Fortunet Communications, L.P., however, was unable to service the debt entered into by its predecessors to acquire these licenses, forcing it to seek relief from the Federal Communications Commission. Fortunet Communications, L.P.
subsequently returned 28 of its licenses, and 15 megahertz of its three remaining 30 megahertz licenses, and because the proposed relief offered by the
Federal Communications Commission required the surrender of 30% of its down payment, Fortunet Communications, L.P. established a reserve of $6.6 million to reflect the impairment in the value of its licenses. In the quarter ended March
31, 1999, Fortunet Communications, L.P. recorded a further reserve of $18.5 million to write down its investment in the licenses.

            The following table identifies our predecessor entities and illustrates how our licenses have been held:

        1995                               1997                  2001
        ----                               ----                  ----

-------------------------
      AER FORCE
 COMMUNICATIONS, LP
-------------------------

-------------------------
  FORTUNET WIRELESS
 COMMUNICATIONS, L.P.
-------------------------

-------------------------         ------------------------   ----------------
     HIGH COUNTRY                        FORTUNET              SUNSHINE PCS
   COMMUNICATIONS, L.P.             COMMUNICATIONS, L.P.       CORPORATION
                                   (a limited partnership)
-------------------------         ------------------------   ----------------

--------------------------
   NEW ENGLAND WIRELESS
   COMMUNICATIONS, L.P.
--------------------------

--------------------------
   SOUTHEAST WIRELESS
  COMMUNICATIONS, L.P.
--------------------------

            On August 31, 2001, we met the Federal Communications Commission
requirement that we provide service coverage to at least one-quarter of the population in our licensed areas. However, we presently do not have the funds necessary to fully build out the system sufficiently to provide full commercial operations, which we estimate would cost between $20 and $50 million, and obtaining such funds from third parties may be difficult, because of our lack of an operating history and the substantial indebtedness our predecessors incurred to acquire our licenses. We would consider selling our licenses to a company that currently provides service to the areas covered by our licenses or entering into a joint venture with a company that provides service to a nearby area and then developing our licenses together. We are uncertain of our ability, however, to achieve any of these alternatives, because we have yet to adopt a business plan or pursue in earnest any of these courses.

                                      -17-

            In December 2001, we entered into preliminary discussions with Theta
Communications, L.L.C., regarding a possible sale of assets or other similar transaction with Theta Communications, L.L.C. Theta Communications, L.L.C. was
the high bidder for a 10 megahertz persons communications service license in
Gainesville, Florida that would complement our existing Florida licenses in
Tallahassee, Panama City and Ocala. Nextwave Telecom Inc., however, has disputed
Theta Communications, L.L.C.'s right to its Gainesville license and, accordingly, our interest in Theta Communications, L.L.C. is very speculative at this time.

Growing Demand for Wireless Services

            Demand for wireless communications has grown rapidly over the past decade. According to the Cellular Telecommunications Industry Association's
Semi-Annual Wireless Industry Survey, which was published in 2001, the number of wireless telephone subscribers in the United States grew from 97 million in June
2000 to 118 million in June 2001. The United States Census Bureau estimates the population of the United States to be 284,796,887, as a result of which there is an overall wireless penetration rate of 42% in the United States. We believe that this growth will continue as service costs decline, more services are offered, and awareness of the productivity increases.

Limitations of Cellular Telephone Industry and the Personal Communications
Services Solution

            As the demand for wireless communications services increases, we believe that personal communications service will gain an increasing market share over cellular competitors. Despite its widespread availability and growth to date, analog cellular services have several limitations, including inconsistent service quality, lack of privacy, limited capacity, and currently, the inability to transfer data without a modem. In contrast, personal communications service networks use digital technology, which offers greater call privacy, single number service, more robust data transmission features, and the ability to include enhanced capabilities such as advanced calling features, data transmissions to and from portable computers, and short messaging and facsimile services without the need for a modem.

            Cellular providers, however, do have some advantages over personal communications service networks. For instance, cellular competitors have had many years of lead time in offering wireless communications services, cellular competitors have 25 megahertz of spectrum compared to our 15 megahertz, enabling them to offer more services than us, and personal communications service networks may require the use of more towers than cellular providers to deliver its services, resulting in higher developmental costs for our networks.

Competition

            The wireless communications market in the United States is very competitive and is expected to become even more so in the future. Cellular operators and other wireless service providers are already exploiting existing wireless technology and have established and continue to augment wireless telecommunications networks that will directly compete with many of the services that would be offered by us. Additionally, other personal communications service operators are expected to compete in our markets. If we build out our networks, our success will depend largely upon our ability to satisfy the mass consumer and business markets, which we believe have not been adequately served by existing cellular service operators. If we develop our licenses, we would have to compete with cellular and other personal communications service operators on the basis of affordable pricing, predictable monthly bills, and voice transmission quality. Even though we expect demand for personal communications service to increase, in the near future we expect to face significant competition from a number of wireless providers including incumbent cellular companies, other personal communications service providers, and both new and undeveloped technologies.

            CELLULAR OPERATORS. If we commence commercial operations using our licenses, we would have to compete with established cellular telephone service operators in the markets we intend to enter. Principal wireless communication providers in our markets are the Cellular One Group, Cingular Wireless LLC,
Nextel Communications Inc., United States Cellular Corporation, Verizon Wireless
Inc. and VoiceStream Wireless Corp. In addition, the introduction of digital transmission technologies to supplant traditional analog cellular systems is increasing the capacity and quality of existing cellular telephone systems.
Cellular licensees have also acquired personal communications service spectrum in the D and E-Blocks, providing them with greater capacity and the ability to offer more advanced services in their markets. However, we believe that upgrading from

                                      -18-

analog to digital is expensive, and that it will likely be several years before cellular networks are fully converted to digital technology. Thus, we believe that by providing low-priced services and new wireless features on our digital networks, we would be competitive with cellular operators.

            OTHER PERSONAL COMMUNICATIONS SERVICE OPERATORS. If we develop our licenses, we would compete with A, B, C, D, E, and F-Block personal communications service licensees, many of whom are cellular-affiliated companies that can utilize personal communications service spectrum in new markets to expand their national or regional coverage. Principal licensees in our markets are Powertel Ltd., Ariel Co., PCS PrimCo, ABC Wireless, LLC, BellSouth Corp.,
Sprint PCS Corp, Mercury Communications, Inc. and NextWave Telecom Inc. These
competitors have all had substantial lead-time to develop their networks, and some of these parties, particularly the A, B, D and E-Block licensees, have significantly greater financial, technical, marketing and other resources than
us. Although the D, E and F-Block licenses are only for 10 megahertz each, entities can, subject to the Federal Communication Commission's spectrum cap rules limiting entities to 45 megahertz of cellular, broadband personal communications service spectrum (55 megahertz in certain rural markets) in a given market, acquire 10 megahertz licenses and consolidate them so as to design
20 or 30 megahertz systems which have more capacity than ours.

            OTHER COMPETITION. As a result of advances in digital technology, some service providers have begun to design and deploy digital mobile networks that may be competitive with us. While it is presently unclear whether the quality and capacity of these networks will be able to compete effectively with cellular and personal communications service networks, Nextel Communications
Inc. has begun successfully offering a competitive wireless service based on this technology.

            In addition, the Federal Communications Commission's general policy in recent years has been to promote wireless telecommunications competition. For example, among other actions, the Federal Communications Commission has

            o    authorized the use of new bands of spectrum for the provision of fixed and mobile communications services;

            o    created rules and assigned licenses to permit wireless
                 communications service providers to provide a broad range of fixed, mobile, radio location and satellite broadcasting
                 services;

            o    created rules and assigned licenses to permit local multipoint distribution service providers to provide fixed and mobile broadband services; and

            o    authorized "wireless cable" providers to use their spectrum to provide two-way broadband wireless services.

The Federal Communications Commission is expected to continue making new spectrum available, and to allow for existing spectrum to be developed, in a fashion that will continue to expand competition in the wireless marketplace.

Description of Property

            Our only significant assets are our three personal communications service licenses and equipment.

Legal Proceedings

            Fortunet Communications, L.P., our predecessor-in-interest, as well as Victoria G. Kane, the sole stockholder of Fortunet Wireless Communication
Corporation which is our largest stockholder, Karen E. Johnson, our Chief
Executive Officer, and Lynch Interactive Corporation, our former parent corporation, among others, have been named as defendants in a lawsuit brought under the so-called "qui tam" provisions of the federal False Claims Act in the
United States District Court for the District of Columbia. Although the
complaint was filed under seal with the court on February 14, 2001, and the seal was lifted on January 11, 2002, the defendants have yet to be formally served with the complaint. Under the False Claims Act, a private plaintiff, termed a
"relator," may file a civil action on the U.S. government's behalf against another party for violation of the statute. In return, the relator receives a statutory bounty from the government's litigation proceeds if he is successful.

                                      -19-

            The relator is this lawsuit is R.C. Taylor III, who is allegedly an attorney specializing in telecommunications law. The main allegation in the case is that the defendants participated in the creation of "sham" bidding entities that allegedly defrauded the federal Treasury by improperly participating in certain Federal Communications Commission spectrum auctions restricted to small businesses, as well as obtaining bidding credits in other spectrum auctions allocated to "small" and "very small" businesses. The lawsuit seeks to recover an unspecified amount of damages, which would be subject to mandatory trebling under the statute.

            We strongly believe that this lawsuit is completely without merit, and intend to defend the suit vigorously. The U.S. Department of Justice has notified the court that it has declined to intervene in the case. Nevertheless, we cannot predict the ultimate outcome of the litigation, nor can we predict the effect that the lawsuit or its outcome will have on our business or plan of operation.

                      LEGISLATION AND GOVERNMENT REGULATION

            As a recipient of licenses acquired through the C-Block Auction, our ownership structure and operations are and will be subject to substantial
Federal Communications Commission regulation.

Overview

            FEDERAL COMMUNICATIONS COMMISSION AUTHORITY. The Communications Act
of 1934, as amended, grants the Federal Communications Commission the authority to regulate the licensing and operation of all non-federal government radio-based services in the United States. The scope of the Federal
Communications Commission's authority includes:

            o    allocating radio frequencies, or spectrum, for specific
                 services,

            o    establishing qualifications for applicants seeking authority to operate such services, including personal communications
                 service applicants,

            o    approving initial licenses, modifications thereto, license renewals, and the transfer or assignment of such licenses,

            o    creating and enforcing rules and policies that govern the
                 operation of spectrum licenses,

            o    the technical operation of wireless services, interconnection responsibilities between and among personal communications service, other wireless services such as cellular, and landline carriers, and

            o    imposing fines and forfeitures for any violations of those rules and regulations.

Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the Federal
Communications Commission regularly conducts rulemaking and adjudicatory proceedings to determine and enforce rules and policies potentially affecting broadband personal communications service operations. These proceedings may affect us as a personal communications service licensee.

            BUILD OUT REQUIREMENTS. Each of our licenses is subject to a Federal
Communications Commission requirement that we construct personal communications service networks that provide adequate service to at least one-quarter of the population in the related personal communications service market, or make a showing of substantial service in a licensed area, within five years of the license grant date. As our licenses were granted to us on September 17, 1996, we were required to satisfy this build out requirement by September 17, 2001. We have met this build out requirement, and have so certified to the Federal
Communications Commission. In general, any failure to comply with Federal
Communications Commission build out requirements could cause the revocation of our licenses and/or the imposition of fines or other sanctions.

                                      -20-

            COMMERCIAL MOBILE RADIO SERVICE SPECTRUM OWNERSHIP LIMIT. Under the
Federal Communications Commission's current rules affecting commercial mobile radio services, including personal communications service and cellular licensees, no entity may hold attributable interests, generally 20% or more of the equity of, or an officer or director position with, the licensee, in licenses for more than 55 megahertz of personal communications service spectrum, cellular and certain specialized mobile radio services where there is significant overlap. Passive investors may hold up to a 40% interest.
Significant overlap will occur when at least 10% of the population of the personal communications service licenses service area is within the cellular and/or specialized mobile radio service areas(s). The Federal Communications
Commission has declared that the spectrum cap will be eliminated effective
January 1, 2003. Until the Federal Communications Commission does so, however, our ability to raise capital from entities with attributable broadband commercial mobile radio service interests in certain geographic areas is likely to be limited by this restriction.

            OTHER FEDERAL COMMUNICATIONS COMMISSION REQUIREMENTS. The Federal
Communications Commission has a number of rules, policies and ongoing proceedings that affect us as a personal communications service licensee, and that are likely to affect us as we continue to build out our licenses. Such requirements include:

            o    a series of compliance deadlines to ensure that commercial mobile radio service providers have implemented enhanced
                 emergency 911 capabilities in their networks or handsets;

            o    rules, that expire on November 24, 2002, that prohibit personal communications service providers from unreasonably restricting the resale of their services;

            o    rules that require most commercial mobile radio service
                 providers to program their networks such that customers can change service providers without changing telephone numbers, referred to as number portability;

            o    rules that require personal communications service providers to provide at least manual roaming service on their systems to subscribers of other carriers, through which traveling
                 subscribers of other carriers may make calls after establishing a method of payment with the host carrier; and

            o    rules requiring personal communications service carriers to comply with the requirements and compliance deadlines of the
                 Communications Assistance for Law Enforcement Act, which was enacted by Congress in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of
                 rapidly changing telecommunications technology.

            OTHER FEDERAL REGULATIONS. Wireless networks are subject to certain
Federal Aviation Administration and Federal Communications Commission guidelines regarding the location, lighting, and construction of transmitter towers and antennas. In addition, the Federal Communications Commission has authority to enforce certain provisions of the National Environmental Policy Act as they would apply to our facilities. If we complete the build-out of our licenses, we intend to use common carrier point-to-point microwave and traditional landline facilities to connect base station sites and to link them to their respective main switching offices. Although the Federal Communications Commission has proposed to auction certain such licenses, these microwave facilities have historically been separately licensed by the Federal Communications Commission on a first-come, first-served basis, and are subject to specific service rules.

            Wireless providers also must satisfy a variety of Federal
Communications Commission requirements relating to the payment of regulatory user fees, technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees, and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base station transmitting facilities, and the type of signals they emit, must fall within specified parameters.

            STATE AND LOCAL REGULATION. State regulations currently cover such matters as the terms and conditions of interconnection between local exchange carriers and wireless carriers under Federal Communications Commission oversight, customer billing information and practices, billing disputes, other consumer protection matters, certain facilities construction issues, transfers of control, and the bundling of services and equipment and requirements relating to making capacity available to third party carriers on a wholesale basis. In these areas, particularly the terms and conditions of interconnection between

                                      -21-

local exchange carriers and wireless providers, the Federal Communications
Commission and state regulatory authorities share regulatory responsibilities with respect to interstate and intrastate issues.

            The Federal Communications Commission and a number of state regulatory authorities have initiated proceedings, or indicated their intention to examine access charge obligations, mutual compensation arrangements for interconnections between local exchange carriers and wireless providers, the implementation of "number portability" rules to permit telephone customers to retain their telephone numbers when they change telephone service providers, and alterations in the structure of universal service funding, among other matters.

            Proceedings with respect to the foregoing policy issues before the
Federal Communications Commission and state regulatory authorities could have a significant impact on the competitive market structure among wireless providers and the relationships between wireless providers and other carriers.

General Personal Communications Service Regulations

            In June 1994, the Federal Communications Commission allocated spectrum for broadband personal communications service services from 1850 to
1900 megahertz bands. Of the 140 megahertz available for personal communications service services, the Federal Communications Commission created six separate blocks of spectrum identified as the A, B, C, D, E and F-Blocks. The A, B and
C-Blocks were each allocated 30 megahertz of spectrum, the D, E and F-Blocks were allocated 10 megahertz each. For each block, the Federal Communications
Commission adopted a 10-year personal communications service license term with an opportunity to renew after its expiration. 20 megahertz of spectrum within the personal communications service band was reserved for unlicensed use.

            The Federal Communications Commission adopted a "rebuttable presumption" that all personal communications service licensees are common carriers, subject to Title II of the Communications Act of 1934. Accordingly,
each personal communications service licensee deemed to be a common carrier must provide services upon reasonable request, and the rates, terms and conditions of such service must not be unreasonably discriminatory.

            STRUCTURE OF PERSONAL COMMUNICATIONS SERVICE BLOCK ALLOCATIONS. The
Federal Communications Commission defines the geographic contours of the licenses within each personal communications service block based on the major trading areas and basic trading areas developed by Rand McNally & Co. The
Federal Communications Commission awarded A and B-Block licenses in 51 major trading areas. The C, D, E and F-Block spectrum were allocated on the basis of
493 smaller basic trading areas. In addition, there are spectrum aggregation caps on personal communications service licensees limiting them to 45 megahertz
(55 megahertz in rural areas) of broadband commercial mobile radio service spectrum in any given market.

            All but three of the 102 total A-Block licenses and all B-Block licenses were auctioned in 1995. The three remaining A-Block licenses were awarded separately pursuant to the Federal Communications Commission's
"Pioneer's Preference" program. The C and F-Block spectrums are reserved for
Entrepreneurs. See "C-Block License Requirements." The Federal Communications
Commission completed its auction for C-Block licensees in May, 1996 and reallocated 18 C-Block licenses on which initial auction winners defaulted in a re-auction that ended in July 1996. The Federal Communications Commission completed its auction for the D, E, and F-Block licenses in January 1997.
Another reauction of personal communications service licenses is currently ongoing.

            In December 1996, the Federal Communications Commission adopted rules permitting broadband personal communications service carriers to partition any service areas within their license areas and/or disaggregate any amount of spectrum within their spectrum blocks to entities that meet the eligibility requirements for the spectrum blocks. The purpose of the Federal Communications
Commission's rule change was to permit existing personal communications service licensees and new personal communications service entrants to have greater flexibility to determine how much spectrum and geographic area they need or desire. Thus, A, B, D, and E-Block licensees may sell or lease partitioned or disaggregated portions of their licenses at any time to entities that meet the minimum eligibility requirements of the Communications Act of 1934. C-Block licensees, such as us, may only sell or lease partitioned or disaggregated portions of our licenses to other qualified Entrepreneurs during the first five

                                      -22-

years of our license terms, or pursuant to recent changes in Federal
Communications Commission rules, to a non-Entrepreneur if the license's five year construction deadline has been met. Thereafter, if we sell, partition or disaggregate to non-Entrepreneurs, we may need to repay to the Federal
Communications Commission a proportional share of any bidding credits that we received.

Telecommunications Act of 1996

            On February 8, 1996, the Telecommunications Act of 1996 was enacted, which effectively overhauled the Communications Act of 1934, to increase competition. In particular, the Telecommunications Act of 1996 attempts to eliminate state and local barriers to competition and preempts all inconsistent state and local laws. The Telecommunications Act of 1996 also requires incumbent wireline local exchange carriers to open their networks to competition through interconnection and access to unbundled network elements.

            The provisions of the Telecommunications Act of 1996, and the implementation by the Federal Communications Commission and state public service commissions of these provisions, significantly affects telecommunications providers, including providers of wireless telecommunications services. For example, wireless providers are subject to certain interconnection obligations, as well as universal service payment obligations imposed by the
Telecommunications Act of 1996, and these obligations continue to be subject to complicated regulatory and judicial proceedings. The Telecommunications Act of
1996 and its implementation and interpretation also affect the competitive environment in the wireline and wireless telecommunications industry. All of these obligations, implementation proceedings and competitive effects resulting from the enactment of the Telecommunications Act of 1996 could affect our business and results of operations if we choose to build out our licenses.

Relocation of Incumbent Fixed Microwave Licensees

            The Federal Communications Commission has adopted a transition plan to relocate fixed microwave operators that currently are operating in the personal communications service spectrum, and a cost sharing plan so that if the relocation of an incumbent benefits more than one personal communications service licensee, the benefiting personal communications service licensees will help defray the costs of relocation. Personal communications service licensees will only be required to relocate fixed microwave incumbents if they cannot share the same spectrum, and they will be responsible for their costs to relocate to alternate spectrum locations.

            Relocation generally involves a personal communications service operator compensating an incumbent for costs associated with system modifications and new equipment required to move to an alternate, readily available spectrum. This transition plan allows most microwave users to operate in the personal communications service spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire, or emergency medical service operations, the voluntary negotiation period is three years. The Federal Communications Commission currently is considering whether to shorten the voluntary negotiation period by one year.
Parties unable to reach an agreement within these time periods may refer the matter to the Federal Communications Commission for resolution, but the existing microwave user is permitted to continue its operations until final Federal
Communications Commission resolution of the matter.

            The Federal Communications Commission's cost-sharing plan allows personal communications service licensees that relocate fixed microwave links outside of their license areas to receive reimbursements from later-entrant personal communications service licensees that benefit from the clearing of their spectrum.

C-Block License Requirements

            When the Federal Communications Commission allocated spectrum to personal communications service providers, it designated the C-Block as an
"Entrepreneurs' Block." Federal Communications Commission rules require C-Block
Entrepreneurs to meet qualifications such as:

            o    various structural requirements concerning equity in
                 investments, including the Entrepreneurs' Requirements, Small
                 Business Requirements and Control Group Requirements, all of

                                      -23-

                 which apply specifically to Entrepreneurs, and the Foreign
                 Ownership Limitations, which apply to most communications
                 entities governed by the Federal Communications Commission;

            o    transfer restrictions limiting, among other things, the sale of
                 C-Block licenses; and

            o    other ongoing requirements that mandate network build out
                 schedules and limit cross-ownership of cellular and other
                 wireless investments.

In order to ensure continued compliance with the Federal Communications
Commission rules, the Federal Communications Commission has announced its intention to conduct random audits during the initial 10-year personal communications service license terms. There can be no assurance that we do or will continue to satisfy any of the Federal Communications Commission's qualifications or requirements, and the failure to do so would have a material adverse effect.

Structural Requirements

            ENTREPRENEURS' REQUIREMENTS. In order to hold an Entrepreneur's
C-Block license, an entity must meet the Entrepreneurs' Revenues Limit by having less than $125 million in gross revenues and meet the Entrepreneurs' Asset Limit by having less than $500 million in total assets, excluding the value of C-Block licenses. To qualify for the C-Block auction, an entity had to have met the
Entrepreneurs' Revenues Limit for each of the two years prior to the auction and the Entrepreneurs' Asset Limit at the time it filed its Short Form. For at least five years after winning a C-Block license, a licensee must continue to meet the
Entrepreneurs' Requirements, which are modified during this period to exclude certain assets and revenues from being counted toward the Entrepreneurs' Asset
Limit and the Entrepreneurs' Revenues Limit. Additional amounts are excluded if the licensee maintains an organizational structure that satisfies the Control
Group Requirements described below. In calculating a licensee's gross revenues for purposes of the Entrepreneurs' Requirements, the Federal Communications
Commission includes the gross revenues of the licensee's affiliates, those persons or entities that hold an interest in the licensee, and the affiliates of such persons or entities.

            By claiming status as an Entrepreneur, we qualified to enter the
C-Block auction. If the Federal Communications Commission were to determine that we did not satisfy the Entrepreneurs' Requirements at the time we participated in the C-Block auction, or that we fail to meet the ongoing Entrepreneurs'
Requirements, the Federal Communications Commission could revoke our licenses, fine us, or take other enforcement actions including imposing unjust enrichment penalties. There can be no assurance that we do or will continue to meet these requirements or that if we fail to continue to meet such requirement, the
Federal Communications Commission will not take action against us such as revoking our personal communications service licenses.

            SMALL BUSINESS REQUIREMENTS. An entity that meets the Entrepreneurs'
Requirements may also qualify for a 25% bidding credit if it meets the Small
Business Requirements. To meet the Small Business Requirements, a licensee must have had annual average gross revenues of not more than $40 million for the three calendar years preceding the date it filed its Short Form. In calculating a licensee's gross revenues for purposes of the Small Business Requirements, the
Federal Communications Commission includes the gross revenues of the licensee's affiliates, those persons or entities that hold an interest in the licensee, and the affiliates of such person or entities.

            By claiming status as a Small Business, we qualified for the bidding credit. If the Federal Communications Commission were to determine that we do not qualify as a Small Business, we could, at a minimum, be forced to repay the portion of the bidding credit to which we were not entitled. Further, the
Federal Communications Commission could revoke our personal communications service licenses, fine us, or take other enforcement actions including imposing unjust enrichment penalties. There can be no assurance that we have been, are or will remain in compliance with those requirements, or that if we fail to continue to meet such requirements, the Federal Communications Commission will not take action against us such as revoking our licenses.

            CONTROL GROUP REQUIREMENTS. If a C-Block licensee meets the Control
Group Requirements, the Federal Communications Commission excludes certain assets and revenues from its total revenue and assets, making it easier for the licensee to meet the Entrepreneurs' Requirements and the Small Business
Requirements. The Control Group Requirements mandate that the Control Group, among other things, have both actual and legal control of the licensee. Until

                                      -24-

August 2000, the Federal Communications Commission required licensees to qualify under the Control Group Requirements pursuant to the Qualifying Investor Option if its Control Group is comprised of the following:

            o    Qualifying investors that own at least 15% of the equity
                 interest on a fully diluted basis and 50.1% of the voting power in the C-Block licensee,

            o    Additional Control Group Members that hold at least 10% of the equity interest in the C-Block licensee. Additional Control
                 Group Members must be either the same Qualifying Investors in the Control Group, members of the licensee's management or non-controlling institutional investors, and

            o    including venture capital firms.

To take advantage of the Federal Communications Commission's Qualifying Investor
Option, a C-Block licensee must have met the Qualifying Investor Option requirements at the time it filed its Short Form and must continue to meet the
Qualifying Investor Option requirements for three years following the License
Grant Date. Commencing the fourth year of the license term, the Federal
Communications Commission rules eliminate the requirement that the Additional
Control Group Members hold any of the licensee's equity interest and allow the licensee to reduce the minimum required equity interest held by the Control
Group's Qualifying Investors from 15% to 10%.

            In August 2000, the Federal Communications Commission amended its
Control Group requirements to eliminate specific equity requirements, provided the entity's controlling interest holders exercise both legal and actual control of the licensee; however, the amount or the percentage of equity investment may still be used as an indicium of control.

            In order to meet the Control Group Requirements, our certificate of incorporation provides that our Class B common stock, as a class, must constitute 50.1% of our voting power. See "Description of Capital Stock." There can be no assurance that we are or will remain in compliance with the Control
Group Requirements or, if we fail to continue to meet such requirements, that the Federal Communications Commission will not take action against us, which could include revocation of our licenses.

            ASSET AND REVENUE CALCULATION. In determining whether an entity qualifies as an Entrepreneur and/or as a Small Business, the Federal
Communications Commission counts the gross revenues and total assets of the entity's affiliates toward the entity's total gross revenues and total assets.
Such affiliation can arise from common investments, familial or spousal relationships, contractual relationships, voting trusts, joint venture agreements, stock ownership, stock options, convertible debentures, and agreements to merge. Affiliates of noncontrolling investors with ownership interests that do not exceed the applicable Federal Communications Commission passive investor ownership thresholds are not attributed to C-Block licensees for purposes of determining whether these licensees financially qualify for the applicable C-Block auction preferences. The Entrepreneurs' Requirements and the
Small Business Requirements provide that, to qualify as a passive investor, an entity may not own more than 25% of our total equity on a fully diluted basis, unless the Control Group owns at least 50.1% of our total equity on a fully diluted basis. There can be no assurance that we will not exceed these passive investor limits or otherwise violate the Entrepreneur Requirements and/or the
Small Business Requirements.

            In addition, if an entity makes bona fide loans to a C-Block licensee, the assets and revenues of the creditor would not be attributed to the licensee unless the creditor is deemed an affiliate of the licensee, or the loan is treated by the Federal Communications Commission as an equity investment and such treatment would cause the creditor/investor to exceed the applicable ownership interest threshold for purposes of both the financial affiliation and foreign ownership rules. Although the Federal Communications Commission permits a creditor/investor to use standard terms to protect its investments in C-Block licensees such as covenants, rights of first refusal, and super-majority voting rights on specified issues, the Federal Communications Commission has stated
that it will be guided, but not bound, by criteria used by the Internal Revenue
Service to determine whether a debt investment is bona fide debt. The Federal
Communications Commission's application of its financial affiliation rules is largely untested, and there can be no assurance that the Federal Communications
Commission or the courts will not treat certain of our lenders or investors as financial affiliates.

                                      -25-

            FOREIGN OWNERSHIP LIMITATIONS. The Communications Act of 1934
requires that non-U.S. citizens, their representatives, foreign governments, or corporations otherwise subject to domination and control by non-U.S. citizens may not own of record or vote more than 20% of the capital contribution to a personal communications service provider directly, or more than 25% of the capital contribution to the parent corporation if the Federal Communications
Commission determines such holdings are not within the public interest. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors and officers of a personal communications service provider or its parent. The Federal Communications Commission also has adopted rules that, subject to a public interest finding by the Federal Communications Commission, could allow additional indirect foreign ownership of commercial mobile radio service companies to the extent that the relevant foreign states extend reciprocal treatment to U.S. investors. If our foreign ownership were to exceed
25% in the future, the Federal Communications Commission could revoke our licenses or impose other penalties. Further, our certificate of incorporation enables us to redeem shares from holders of common stock whose acquisition of shares result in a violation of this limitation. The restrictions on foreign ownership could adversely affect our ability to attract additional equity financing from entities that are, or are owned by, non-U.S. entities. The recent
World Trade Organization agreement on basic telecommunications services could eliminate or loosen foreign ownership limitation but could also increase our competition. Under this agreement, the United States and other members of the
World Trade Organization committed themselves to opening their telecommunications markets to foreign competition, effective as early as January
1, 1998.

Transfer Restrictions

            LICENSE TRANSFER RESTRICTIONS. Until the five year build out requirements have been met, assignment and transfer of a C-Block license is prohibited to any entity that fails to satisfy the Entrepreneurs' Requirements.
If such a transfer occurs to an entity that is an Entrepreneur but does not qualify for the same level of bidding credits as the assigning or transferring licensee, this sale would be subject to unjust enrichment penalties. After five years, all transfers and assignments of the license remain subject to unjust enrichment penalties, if applicable. We have now met the Federal Communications
Commission five year build out requirement, such that we are free to sell our licenses to any entity, regardless of size.

            In addition, if we wish to make any changes in our ownership structure during the initial license term involving our actual and legal control, we must seek Federal Communications Commission approval and may be subject to the same costs and reimbursement conditions indicated above.

                                   MANAGEMENT
Executive Officers and Directors

            The following table sets forth the name, business address, present principal occupation, employment history, positions, offices or employments for the past five years and ages as of January 14, 2002 for our executive officers and directors. Members of the board are elected and serve for one year terms or until their successors are elected and qualify.

Name                           Age               Position
----                           ---               --------

Karen E. Johnson               42     Class B director and Chief Executive Officer(1)

David S. Ahl                   54     Class B director(1)

Robert E. Dolan                50     Class A director(1) and Assistant Secretary

Robert Chomat                  52     Chief Operating Officer

----------------------

(1)         The Class B directors together have three votes and the Class A directors together have two votes. See "Description of Capital Stock
            - Common Stock - Voting Rights."

                                      -26-

            Karen E. Johnson has been our Chief Executive Officer, Chairman of the Board and a Class B director since November 2000. Ms. Johnson is an investment professional, and since 1996, she has been a Fundamental Equity
Analyst for M.J. Meehan & Co. Prior to that, Ms. Johnson was a Research Analyst and later a Vice President for Smith Barney, Inc. (1986 to 1995). Also, from
1997 to 2000 Ms. Johnson served as President of Fortunet Communications, L.P., the Company's predecessor.

            David S. Ahl has been a Class B director since November 2000. Mr.
Ahl is a marketer of start-up entities. Mr. Ahl first gained experience in this field as a promotional director for Young and Rubicam, Inc. from 1984 to 1992.
Mr. Ahl co-founded and helped manage Advance Retail Marketing, a company that markets coupons for supermarkets, from 1992 to 1994. Mr. Ahl then served as a general manager of Direct Media, the world's largest mailing list brokerage and management company, from 1994 to 1998. After leaving Direct Media in 1998, Mr.
Ahl served as an independent marketing consultant for GE Capital, AdKnowledge and CatalogCity.com. In 1999, Mr. Ahl became the head of Client Services for
Message Media, an email publishing company.

            Robert E. Dolan has been our Assistant Secretary and a Class A director since November 2000. Mr. Dolan is also the Chief Financial Officer of
Lynch Interactive Corporation, a diversified holding company with subsidiaries primarily engaged in multimedia and transportation services (September 1999 to present), and served in such capacity for Lynch Corporation, a diversified holding company with subsidiaries engaged in the manufacture of electronics components and manufacturing equipment (1993 to January 2000).

            Robert Chomat has been our Chief Operating Officer since May 2001.
Mr. Chomat has been in the wireless communications business for over 25 years, and for the last 5 years has been President and Chief Financial Officer of
GrayLink Wireless, Inc., a provider of wireless services with 15 offices and 70 employees. He serves as our Chief Operating Officer under the terms of a management agreement with GrayLink Wireless, Inc. described below.

Directors' Meetings and Compensation

            The Board of Directors did not meet during the year ended December
31, 2001. From time to time, the members of the Board of Directors may act by unanimous written consent pursuant to the laws of the State of Delaware. We do not have a standing audit, compensation or nominating committee of the Board, or other committees performing similar functions.

            As compensation for their services as members of the Board of
Directors, in February 2001 each Board member was granted options to purchase
50,000 shares of Class A common stock at an exercise price of $.75 per share.
These options are exercisable in full commencing February 14, 2004 and expire on
February 13, 2006.

Executive Compensation

            The following table sets forth all compensation awarded to our Chief
Executive Officer during the year ended December 31, 2001. No executive officer received compensation in excess of $100,000 during fiscal 2001.

Summary Compensation Table
                                                                                             Long Term
                                                         Annual Compensation               Compensation
                                                         -------------------               ------------
                                                                                             Securities
                                                                      Other Annual        Underlying Options
  Name and Principal Position      Year      Salary($)   Bonus ($)    Compensation($)(1)      (Shares)
  ---------------------------      ----      ------      -----        ------------             ------
  Karen E. Johnson                 2000       --          --               --                180,000 (2)
  Chief Executive Officer

(1)   Perquisites and other personal benefits, securities or property to each executive officer did not exceed the lesser of $50,000 or 10% of such executive's salary and bonus.

                                      -27-

(2)   In February 2001, in consideration for her serving as Chief Executive
      Officer and a Class B director, Karen E. Johnson was granted an option to purchase an aggregate of 180,000 shares of Class A common stock, of which
      50,000 shares relate to her service as a Class B director. The terms of exercise of this option are identical to those described above under
      "Directors' Meetings and Compensation."

Indemnification of Directors and Officers

            Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities. Our certificate of incorporation provides our directors and officers shall be indemnified to the fullest extent permitted by the Delaware law.

            Delaware law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability:

            o    for any breach of the director's duty of loyalty to the
                 corporation or its stockholders,
            o    for acts or omissions not in good faith or that involve
                 intentional misconduct or a knowing violation of law,
            o    in respect of certain unlawful dividend payments or stock
                 redemptions or repurchases and
            o    for any transaction which the director derives an improper personal benefit.

            Our certificate of incorporation provides for the elimination and limitation of the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation provides that if Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by
Delaware law, as amended. The effect of this provision is to eliminate our rights and our stockholders' rights, through stockholders' derivative suits, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, except in the situations described above. This provision does not limit or eliminate our rights or our stockholders' rights to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Our certificate of incorporation also provides that we shall, to the full extent permitted by Delaware law, as amended from time to time, indemnify and advance expenses to each of our currently acting and former directors, officers, employees and agents.

            Insofar as indemnification for liabilities arising under the
Securities Act of 1933, as amended, may be permitted for our directors, officers, and controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and
Exchange Commission that this sort of indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

            We have entered into indemnification agreement with each of our directors and officers.

            We have no directors and officers liability insurance at this time.

Management Agreement

            As of May 1, 2001, we entered into an agreement with GrayLink
Wireless, Inc., whose President, Robert Chomat, serves as our Chief Operating
Officer, to provide us with management services. The agreement calls for payment of $125,000 for services rendered during 2001 and not less than $200,000 for services rendered in 2002. As of September 30, 2001, $77,675 was accrued under this agreement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Fortunet Communications, L.P., a limited partnership, was formed in
1997. In 1997, Fortunet Communications, L.P. succeeded to all of the assets and liabilities of the five partnerships that had won 31 personal communications service licenses in the Federal Communications Commission's C-Block auction.
After the succession, the 50.1% general partner of Fortunet Communications, L.P.
was Fortunet Wireless Communications Corporation, of which 60% of the stock was owned by Victoria G. Kane. Lynch PCS Corporation, an indirect subsidiary of
Lynch Interactive Corporation, was a 49.9% limited partner of Fortunet
Communications, L.P. These original partners invested $600,000 in the equity of

                                      -28-

the partnerships and Lynch Interactive Corporation invested a combined $597,604 as equity in the partnerships. Lynch Interactive Corporation also loaned the five partnerships a combined $24.9 million, primarily for down payments and to service installment interest payments on personal communications service licenses won in the C-Block auction. Fortunet Communications, L.P. received back
$3.9 million from the Federal Communications Commission in 1999 in connection with the surrender of 28 of its licenses, which was then used to pay down a portion of the Lynch Interactive Corporation loan. At December 31, 2000, our indebtedness was composed of net cash loans of $21,007,134, accrued interest of
$20,006,818, and accrued commitment fees of $42,445,833. Interest has accrued on the cash loaned, compounded annually, at a rate of 15% per annum. Commitment fees were based on the total funds committed by a subsidiary of Lynch
Interactive Corporation, $42 million, at 20% per annum. No interest or commitment fees have been paid to date.

            On May 4, 2000, Ms. Kane purchased the remaining 40% of Fortunet
Wireless Communications Corporation not owned by her for $600,000, and gave the selling stockholders the right to repurchase that stock through May 4, 2008 for
120% of her purchase price. One of these selling stockholders was our Chief
Executive Officer, Karen E. Johnson. Under this arrangement, Ms. Johnson has the right to repurchase up to 4.167% of our outstanding Class B common stock from
Ms. Kane, through May 4, 2008, for 120% of the value Ms. Kane previously paid for Ms. Johnson's stock on May 4, 2000.

            We were incorporated on July 13, 2000, and on February 14, 2001, succeeded to the rights and obligations of Fortunet Communications, L.P. At that time, Fortunet Wireless Communications Corporation received 2,833,076 shares of our Class B common stock and Lynch Interactive Corporation received 2,821,766 shares of our Class A common stock. Lynch Interactive Corporation then distributed our Class A common stock to its stockholders.

            As a part of this reorganization of Fortunet Communications, L.P.,
Lynch Interactive Corporation made a capital contribution to us of $63.9 million of the indebtedness of Fortunet Communications, L.P. The remaining indebtedness of Fortunet Communications, L.P. to Lynch Interactive Corporation was converted into $16.1 million principal amount of transferable subordinated notes. In addition, Lynch Interactive Corporation made a cash payment of $250,000 in exchange for our preferred stock with a liquidation preference of $10.0 million and warrants to purchase 4,300,000 shares of Class A common stock at $.75 per share.

            We also separately issued 235,294 shares of Class A common stock to
Lynch Interactive Corporation and 236,237 shares of Class B common stock to
Fortunet Wireless Communication Corporation. Lynch Interactive Corporation has
placed these shares of Class A common stock in an escrow account, for which it serves as the escrow agent. Should Cascade Investment LLC, the holder of a convertible promissory note issued to it by Lynch Interactive Corporation, convert all or a portion of the principal amount of such note into shares of
Lynch Interactive Corporation common stock prior to December 10, 2004, Lynch
Interactive Corporation shall transfer a pro rata portion of those 235,294 shares of Class A common stock, depending on how much of the principal amount of such note is converted, to Cascade Investment LLC. Should Cascade Investment LLC
fail to convert any or all of the principal amount of such note into shares of
Lynch Interactive Corporation common stock prior to December 10, 2004, ownership of any shares of Class A common stock then remaining in that escrow account shall be retained by Lynch Interactive Corporation for its own account.

            Robert E. Dolan, our Assistant Secretary and Class A director, is the Chief Financial Officer of Lynch Interactive Corporation.

                             PRINCIPAL STOCKHOLDERS

            The following table sets forth information concerning ownership of our common stock as of January 2, 2002 by each person known by us to be the beneficial owner of more than five percent of the common stock, each director, each executive officer, and by all directors and executive officers as a group.
We believe that each stockholder has sole voting power and sole dispositive power with respect to the shares beneficially owned by him. Unless otherwise indicated, the address of each person listed below is 359 West 11th Street,
Suite 7B, New York, New York 10014.

                                      -29-

                                               Class A Common Stock         Class B Common Stock            Total Common Stock
                                               Beneficially Owned(1)        Beneficially Owned(1)         Beneficially Owned(1)
                                               ------------------           ------------------            ------------------
                                             Shares        Percentage     Shares        Percentage      Shares           Percentage
                                             ------        ----------     ------        ----------      ------           ----------
Fortunet Wireless Communications
Corporation                                    --              --       3,069,313           100%        3,069,313           50.1%(2)

Victoria G. Kane(3)                            --              --       3,069,313           100%        3,069,313           50.1%(2)

Mario J. Gabelli(4)                     4,635,294(4)(5)       63.0%            --            --         4,635,294(4)(5)     44.5%

Lynch Interactive Corporation           4,535,294(5)          61.6%            --            --         4,535,294(5)        43.5%

Robert E. Dolan                               470(6)           *               --            --               470(6)         *

Karen E. Johnson                               --             --          118,054.3(7)        3.8%        118,054.3(7)       1.9%(7)

David S. Ahl                                   --             --               --            --             --              --

Cascade Investment LLC                    235,294(8)           7.7%            --            --           235,294(8)         3.8%

Robert Chomat                             153,410(9)           4.8%            --            --           153,410(9)         2.4%

All Directors and Executive
Officers as a Group (3 in total)          153,880(9)           4.8%       118,054.3(7)        3.8%    271,943.3(6)(7)(9)     4.3%

*           Less than 1%

(1)         A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days after the Record
            Date upon the exercise of options and warrants and the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and that are currently exercisable or convertible
            (i.e., that are exercisable or convertible within 60 days hereof)
            have been exercised or converted.

(2)         As a holder of a share of Class B common stock is entitled to five votes for every one vote to which the holder of a share of Class A common stock is entitled, except on the election of directors, the holders of Class B common stock control 83.4% of our voting interest, or 67.6%, assuming exercise of all outstanding warrants.

(3)         Victoria G. Kane is the sole stockholder of Fortunet Wireless
            Communication Corporation, and therefore shares owned by Fortunet
            Wireless Communication Corporation are set forth in the table as beneficially owned by Victoria G. Kane. The address of Fortunet
            Wireless Communications Corporation and Victoria G. Kane is 350
            Stuyvesant Avenue, Rye, New York 10580.

(4)         Includes shares beneficially owned by Lynch Interactive Corporation.
            Mario J. Gabelli is a "control person" of Lynch Interactive
            Corporation and therefore shares beneficially owned by Lynch
            Interactive Corporation are set forth in the table as beneficially owned by Mr. Gabelli. Mr. Gabelli disclaims beneficial ownership of the shares held by Lynch Interactive Corporation. The address of Mr.
            Gabelli is 555 Theodore Fremd Avenue, Corporate Center at Rye, Rye,
            New York 10580.

(5)         Represents 4,300,000 shares of Class A common stock subject to a presently exercisable warrant and 235,294 shares of Class A common stock held as escrow agent. See Note 8 below. The address of Lynch
            Interactive Corporation is 401 Theodore Fremd Avenue, Rye, New York
            10580.

(6)         Includes 70 shares registered in the name of Mr. Dolan's children with respect to which Mr. Dolan has voting and investment power.

                                      -30-

(7)         Represents a pro rata share of Class B common stock held by Fortunet
            Wireless Communications Corporation. Ms. Johnson has an option to purchase up to 4.167% of Fortunet Wireless Communications
            Corporation from Victoria G. Kane through May 4, 2008. See "Certain
            Relationships and Related Transactions."

(8)         Represents 235,294 shares of Class A common stock, currently being held by Lynch Interactive Corporation as escrow agent, that are to be delivered to Cascade Investment LLC in the event of full conversion of a convertible promissory note issued to Cascade
            Investment LLC by Lynch Interactive Corporation. The actual number of shares of Class A common stock that will be delivered to Cascade
            Investment LLC is dependent upon how much of the principal amount of such note is converted by Cascade Investment LLC into shares of
            Lynch Interactive Corporation.

(9)         Represents options that are currently exercisable into 153,410 shares of Class A common stock at $1.50 per share. The address of
            Robert Chomat is c/o GrayLink Wireless, Inc., is 1306 Thomasville
            Road, Tallahassee, Florida 32303.

                                      -31-

                          DESCRIPTION OF CAPITAL STOCK
General

            We are authorized to issue 29,000,000 shares of common stock, $.0001 par value, and 30,000 shares of preferred stock, $1.00 par value.

Common Stock

            Our authorized capital stock consists of 20,000,000 shares of Class
A common stock and 9,000,000 shares of Class B common stock. There are 3,057,060 shares of Class A common stock outstanding. There are 3,069,313 shares of Class
B common stock outstanding and held by Fortunet Wireless Communications
Corporation. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of
Directors out of legally available funds. In the event of our liquidation, dissolution or winding up, subject to the prior rights of all classes of our stock having liquidation preferences, the holders of common stock are entitled to share ratably in all assets remaining after payment of all outstanding liabilities.

VOTING RIGHTS

            Collectively, the shares of Class A common stock represent not more than 49.9% of our voting interest, with each share of Class A common stock issued and outstanding having one vote per share, subject to downward adjustment if necessary to comply with the 49.9% maximum class vote, on all matters except the election of directors or as otherwise provided by law. The holders of the
Class A common stock, as a class, are entitled to elect as many members to our board of directors as is set forth in our bylaws from time to time and these directors collectively have two votes on all matters acted on by the board.

            Collectively, the shares of Class B common stock represent at least
50.1% of our voting interest, with each share of Class B common stock issued and outstanding having five votes per share, subject to upward adjustment if necessary, to comply with the 50.1% minimum class vote, on all matters except the election of directors or as otherwise provided by law. With respect to the election of directors, the Class B common stock, voting together as a class, may elect up to three members of our board of directors. These directors collectively have three votes on each matter acted on by the board.

            The voting rights of the Class A and Class B common stock are intended to result in our control by Fortunet Wireless Communications
Corporation. This control of us by Fortunet Wireless Communications Corporation
is required to meet all applicable Federal Communications Commission requirements discussed above in "Legislation and Government
Regulation-Structural Requirements," including qualifying for the original
C-Block auction in 1996 and receiving certain bidding credits. Should a person or entity other than Fortunet Wireless Communications Corporation gain control of us that does not meet these regulations, we would risk losing our licenses and the imposition of sanctions and/or fines, and we could be required to repay the bidding credits we originally received. While this structure is clearly advantageous to us, our control by the holder of the Class B common stock will likely deter potential acquirers.

REDEMPTION

            If a holder of Class A common stock acquires additional shares of
Class A common stock, or otherwise is deemed to be the owner of shares that would cause us to violate the Entrepreneurs' Requirements or the Foreign
Ownership Restrictions, we, at our option, may redeem that number of such shares necessary to eliminate the violation at a redemption price equal to 75% of the stock's fair market value, if the holder caused the violation, or 100% of the fair market value, where the violation was caused by no fault of the holder.

PREFERRED STOCK

            We have authorized 30,000 shares of preferred stock, par value $1.00 per share, of which 10,000 shares are issued and outstanding. The preferred stock

                                      -32-

o           is entitled to dividends in kind at an annual rate of seven shares of additional preferred stock for each one hundred shares of preferred stock outstanding for the first five years and thereafter dividends in cash at the annual rate of 7%,

o           has no voting rights except as provided by law,

o           must be redeemed at $1,000 per share, plus accrued and unpaid dividends upon a change in control of our common stock. It must also be redeemed in whole or in part on the sale of one or more personal communications service licenses for cash, or for non-cash
            consideration that is subsequently converted into or redeemed for cash in an amount proportional to a fraction, the numerator of which is the number of persons covered by the licenses sold and the denominator of which is the number of persons covered by all of our licenses. We will determine the number of persons covered by our licenses by referring to the most recent estimates by the United
            States Census Bureau, and

o           may be redeemed by us at $1,000 per share, plus accrued and unpaid dividends, if funds are lawfully available, and our Board of
            Directors consents.

As a result of this provision, the holders of both our common stock cannot either sell a controlling interest in our shares or our licenses without allowing the holders of our preferred stock to share in any revenue generated.
This provision, however, could deter potential acquirers, because it would force them to not only pay for our common stock, but also to possibly redeem our outstanding preferred stock.

Antitakeover Effects of Provisions of Delaware Law

            We are subject to Section 203 of the General Corporate Law of the
State of Delaware, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

o           prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder;

o           upon consummation of the transaction that resulted in the
            stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the
            corporation outstanding at the time the transaction commenced, excluding for purposes of determining the numbers of shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

o           on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

            Section 203 defines business combination to include:

o           any merger or consolidation involving the corporation and the interested stockholder;

o           any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

o           subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

o           any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

                                      -33-

o           the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

            The transfer agent and registrar for the Class A common stock is
American Stock Transfer & Trust Company.

Warrants

            There are outstanding warrants to purchase 4,300,000 shares of Class
A common stock at $.75 per share, subject to adjustment. See "Certain
Relationships and Related Transactions." These warrants can be exercised through a cash purchase, or by surrendering preferred stock and/or subordinated notes.
When exercising warrants through the surrender of subordinated notes, credit will only be given for the principal of the note, and not for any accrued interest. When surrendering preferred stock to exercise warrants, credit will be given for the stock's liquidation value, which is $1,000 per share. The purchase price and the securities to be received upon exercise is subject to adjustment in certain cases, including stock dividends, stock splits, stock combinations, reclassifications, recapitalizations, the issuance of certain rights or warrants for common stock, certain distributions, and capital reorganizations, mergers and consolidations and similar events. The warrants expire on February 13, 2006.

            In addition, if at any time after the grant of the warrants, we issue common stock at a purchase price per share that is lower than the purchase price of the warrants or grant or issue securities convertible or exercisable into common stock which have an exercise or conversion price lower than the purchase price of the warrants, the purchase price of the warrants will be adjusted so that it is equal to the purchase price of the common stock which has been issued or the conversion or exercise price of the securities convertible or exercisable into common stock.

                                     EXPERTS

            The financial statements of Fortunet Communications, L.P. (a development stage enterprise and predecessor to Sunshine PCS Corporation), at
December 31, 1999 and 2000 and for each of the three years in the period ended
December 31, 2000 and for the period from July 27, 1995 (inception) to December
31, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

            The validity of the shares of Class A common stock underlying the rights will be passed upon the law firm of Olshan Grundman Frome Rosenzweig &
Wolosky LLP, New York, New York.

                       WHERE YOU CAN FIND MORE INFORMATION

            We file annual and quarterly reports and other information with the
Securities and Exchange Commission. Our Securities and Exchange Commission
filings are available to the public over the internet at the Securities and
Exchange Commission's website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room maintained by the Securities and Exchange Commission at 450 Fifth
Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange
Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Sunshine PCS Corporation, 359 West 11th
Street, Suite 7B, New York, New York 10014, Telephone (646) 336-1718.

                                      -34-

            This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than the prospectus regarding us, the rights being offered in this rights offering and the shares of our common stock to be issued upon exercise of the rights, including certain exhibits. You can get a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from its internet site.

                                      -35-

                                      INDEX
                            Sunshine PCS Corporation
    (A Development Stage Enterprise, formerly Fortunet Communications, L.P.)

Report of Independent Auditors..................................             F-2

Balance Sheets at December 31, 1999 and 2000....................             F-3

Statements of Operations for each of the three
years in the period ended December 31, 2000
and the period from July 27, 1995 (inception)
to December 31, 2000............................................             F-4

Statement of Changes in Partners' Equity/(Deficit)
for the period from July 27, 1995 (inception)
through December 31, 2000.......................................             F-5

Statements of Cash Flows for each of the three years
in the period ended December 31, 2000 and the period

Statements of Operations (Unaudited) for the Three Months
Ended September 30, 2001 and 2000, the Nine Months Ended
September 30, 2001 and 2000, and the period from July 27,
1995 (inception) to September 30, 2001..........................            F-13

Statements of Cash Flows (Unaudited) for the Nine Months
Ended September 30, 2001 and 2000, and the period from
July 27, 1995 (inception) to September 30, 2001.................            F-14

Notes to Financial Statements (Unaudited).......................            F-15

                                      F-1

Partners
Fortunet Communications, L.P.

We have audited the accompanying balance sheets of Fortunet Communications, L.P.
(the "Partnership") a development stage enterprise and predecessor to Sunshine
PCS Corporation, as of December 31, 1999 and 2000, and the related statements of operations, changes in partners' equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2000, and for the period from
July 27, 1995 (inception) to December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortunet Communications, L.P.
at December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, and for the period from July 27, 1995 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming Fortunet
Communications, L.P. will continue as a going concern. As more fully described in Note 1, the Partnership has incurred losses since inception, has not yet adopted a business plan, determined how to finance its operations and may forfeit its licenses or be subject to the imposition of fines and sanctions if it does not meet certain build-out requirements. These conditions raise substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                      /s/ Ernst & Young LLP
Stamford, Connecticut
April 30, 2001

                                      F-2

                          Fortunet Communications, L.P.
                       (A Development Stage Enterprise and
                    Predecessor to Sunshine PCS Corporation)

                                 Balance Sheets

                                                              December 31,
                                                         1999              2000
                                                         ----              ----

Assets
PCS Licenses                                        $   2,686,012   $   2,686,012
                                                    -------------   -------------
Total Assets                                        $   2,686,012   $   2,686,012
                                                    =============   =============

Liabilities and partners' equity/(deficit)
Long-term debt:

Loan from Limited Partner                           $  69,760,140   $  83,459,785

Partners' deficit

General partner's deficit accumulated during the
  development stage                                   (12,618,925)    (12,755,921)
Limited partner's deficit accumulated during the
  development stage                                   (54,455,203)    (68,017,852)
                                                    --------------  --------------
Total partners' deficit accumulated during the
  development stage                                   (67,074,128)    (80,773,773)
                                                    --------------  --------------
Total liabilities and  partners' equity/(deficit)   $   2,686,012   $   2,686,012
                                                    ==============  ==============

SEE ACCOMPANYING NOTES.

                                      F-3

                          Fortunet Communications, L.P.
                       (A Development Stage Enterprise and
                    Predecessor to Sunshine PCS Corporation)

                            Statements of Operations

                                                                                                               July 27, 1995
                                                                                                               (inception) to
                                                            Years Ended December 31,                           December 31,
                                                   1998             1999                        2000              2000
                                                   ----             ----                        ----              ----
Interest expense (including commitment
    fees)                                     $(18,679,726)     $(13,001,850)               $(13,699,645)       $(75,599,277)
Forgiveness of interest expense                 19,159,890           --                          --               19,159,890
Impairment of PCS Licenses                          --           (18,454,112)                    --              (25,032,989)
                                               -----------      -------------               -------------       -------------
Net profit (loss)                              $   480,164      $(31,455,962)               $(13,699,645)       $(81,472,376)
                                               ===========      =============               =============       =============
Net profit (loss) allocated to general
    partner                                    $ 6,472,834       $(9,375,529)                  $(136,996)       $(13,105,920)
                                               ===========      =============               =============       =============

Net loss allocated to limited partner          $(5,992,670)     $(22,080,433)               $(13,562,649)       $(68,366,456)
                                               ===========      =============               =============       =============
Pro Forma Basic and diluted earnings
    (loss) per share                                  $.08            $(5.13)                     $(2.24)           --
                                               ===========      =============               =============       =============

Weighted average shares used in
    computation                                  6,126,373         6,126,373                   6,126,373            --
                                               ===========      =============               =============       =============

SEE ACCOMPANYING NOTES.

                                      F-4

                          Fortunet Communications, L.P.
                       (A Development Stage Enterprise and
                    Predecessor to Sunshine PCS Corporation)

               Statement of Changes in Partners' Equity/(Deficit)

For the period from July 27, 1995 (inception) through December 31, 2000

                                                      General partner's           Limited partner's        Total partners'
                                                       equity/(deficit)           equity/(deficit)         equity/(deficit)
                                                       ----------------           ----------------         ----------------
Capital contributions                                         $350,000                   $348,603                    $698,603
  Net loss                                                      (4,605)                  (455,894)                   (460,499)
                                                    -----------------------     ----------------------     -----------------------
Balance at December 31, 1995                                   345,395                   (107,291)                    238,104
  Net loss                                                    (850,414)                (6,474,655)                 (7,325,069)
                                                    -----------------------     ----------------------     -----------------------
Balance at December 31, 1996                                  (505,019)                (6,581,946)                 (7,086,965)
  Net loss                                                  (9,211,211)               (19,800,154)                (29,011,365)
                                                    -----------------------     ----------------------     -----------------------
Balance at December 31, 1997                                (9,716,230)               (26,382,100)                (36,098,330)
  Net profit (loss)                                          6,472,834                 (5,992,670)                    480,164
                                                    -----------------------     ----------------------     -----------------------
Balance at December 31, 1998                                (3,243,396)               (32,374,770)                (35,618,166)
  Net Loss                                                  (9,375,529)               (22,080,433)                (31,455,962)
                                                    -----------------------     ----------------------     -----------------------
Balance at December 31, 1999                               (12,618,925)               (54,455,203)                (67,074,128)
  Net loss                                                    (136,996)               (13,562,649)                (13,699,645)
                                                    -----------------------     ----------------------     -----------------------
Balance at December 31, 2000                              $(12,755,921)              $(68,017,852)               $(80,773,773)
                                                    =======================     ======================     =======================

SEE ACCOMPANYING NOTES.

                                      F-5

                          Fortunet Communications, L.P.
                       (A Development Stage Enterprise and
                    Predecessor to Sunshine PCS Corporation)

                            Statements of Cash Flows

                                                                                             July 27, 1995
                                                                                             (inception) to
                                                   Years Ended December 31                    December 31,
                                           1998            1999              2000                 2000
                                           ----            ----              ----                 ----
     OPERATING ACTIVITIES
Net profit (loss)                     $  480,164     $  (31,455,962)    $  (13,699,645)      $  (81,472,376)
Net change in accrued interest and
     commitment fees                   3,437,852         13,001,850         13,699,645           58,774,587
Impairment of PCS licenses                  --           18,454,112               --             25,032,989
                                      ----------     --------------     --------------       --------------
Net cash provided by operating
     activities                        3,918,016               --                 --              2,335,200
     INVESTING ACTIVITIES
Deposits with the FCC                       --                 --                 --             (4,200,000)
Purchase of PCS licenses                (164,798)              --                 --             (4,698,398)
Other                                    (61,300)              (813)              --               (215,710)
                                      ----------     --------------     --------------       --------------
Net cash used in investing activities   (226,098)              (813)              --             (9,114,108)

      FINANCING ACTIVITIES
Net proceeds from (repayments of)
    Limited Partner loans             (3,691,918)               813               --              6,080,305
Capital contributions                       --                 --                 --                698,603
                                      ----------     --------------     --------------       --------------

Net cash (used in) provided by
   financing activities
    activities                        (3,691,918)               813               --              6,778,908
                                      ----------     --------------     --------------       --------------
Net change in cash                          --                 --                 --                   --
Cash at beginning of period                 --                 --                 --                   --
                                      ----------     --------------     --------------       --------------
Cash at end of period                 $     --       $         --       $         --         $         --
                                      ==========     ==============     ==============       ==============

SEE ACCOMPANYING NOTES.

                                      F-6

                          Fortunet Communications, L.P.
                       (A Development Stage Enterprise and
                    Predecessor to Sunshine PCS Corporation)

                          Notes to Financial Statements

                           December 31, 1999 and 2000

1.          Accounting Policies

Description of Business

Fortunet Communications, L.P. ("Fortunet") was formed on April 18, 1997 to hold personal communications services ("PCS") licenses that had been acquired in the
Federal Communications Commission's ("FCC") C-Block auction. At that date,
Fortunet succeeded to the assets and assumed the liabilities (the "Transfers")
of five partnerships ("Partnerships") that were the high bidders for licenses in the auction. The Partnerships that transferred their assets and liabilities to
Fortunet, were Aer Force Communications, L.P. ("Aer Force"), Fortunet Wireless
Communications, L.P., High Country Communications, L.P., New England Wireless
Communications, L.P. and Southeast Wireless Communications L.P., all of which were formed on July 27, 1995. The Partnerships received a proportional interest in Fortunet based upon the relative market values of the assets and liabilities transferred.

Sunshine PCS Corporation ("Sunshine") was incorporated on July 13, 2000, with capital of $1.00, and on February 14, 2001 succeeded to the rights and obligations of Fortunet. (See Note 5) PCS is a second-generation digital wireless service utilizing voice, video or data devices that allow people to communicate at anytime and virtually anywhere. The FCC auctioned off PCS licenses, a total of 120 MHz of spectrum, falling within six separate frequency blocks labeled A through F. Frequency Blocks C and F were designated by the FCC as "entrepreneurial blocks". Certain qualifying small businesses including the
Partnerships were afforded bidding credits in the auctions as well as government financing of the licenses acquired. The Partnerships won 31 licenses in 1996 to provide personal communications services over 30 MHz of spectrum to a population of approximately 7.0 million (1990 Census Data).

Fortunet Wireless Communications Corporation ("Fortunet Wireless"), an entity controlled by Victoria Kane, a private investor, is the General Partner of
Fortunet with a 50.1% equity interest. Subsequent to the transfers, Victoria F.
Kane owned 60% of the stock of Fortunet Wireless. On May 4, 2000, Ms. Kane purchased the remaining 40% of Fortunet Wireless for $600,000, and gave the selling stockholders the right to repurchase the stock so acquired through May
4, 2008 for 120% of her purchase price. Lynch PCS Corporation A, a wholly-owned subsidiary of Lynch PCS Corporation, which in turn is a wholly-owned subsidiary of Lynch Interactive Corporation ("Lynch"), a publicly held company, is the
Limited Partner of Fortunet with a 49.9% equity interest. Lynch PCS Corporation
A has agreements to provide a total of $41.8 million of funding to Fortunet, of which a total of $21 million was funded through December 31, 2000.

Basis of Presentation

The Transfers from the partnerships, with the exception of the transfer from Aer
Force were accounted for as business combinations at fair value resulting in an increase in the carrying value of the PCS licenses of $9.9 million. The transfer from Aer Force, was accounted for in a manner similar to a pooling of interests at historical cost since Fortunet and Aer Force are entities under common control. Accordingly, the accompanying financial statements include the results of Aer Force from inception, July 27, 1995, and the remaining four partnerships from the date of the transfer, April 18, 1997.

The financial statements are prepared in conformity with generally accepted accounting principles applicable to a development stage enterprise.

Fortunet's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments to reflect

                                      F-7

the possible future effects on the recoverability and classification of assets and the amounts and classifications of liabilities that may result from the possible inability of Fortunet to continue as a going concern.

Fortunet has not yet adopted a business plan or determined how to finance its operations. Therefore, Fortunet has not yet determined whether to develop its
PCS licenses on its own, enter into a joint venture with its licenses, or sell some or all of its licenses, all of which the Company believes are alternative strategies.

Under FCC regulations, Fortunet is required to construct a PCS network that provides adequate service to at least one-quarter of the population in the areas covered by the licenses by September 17, 2001, or make a showing of substantial service in the areas covered by the licenses by that date. Failure to do so could result in the forfeiture of the licenses or the imposition of fines and sanctions. Unless Fortunet sells the licenses or enters into a joint venture, it must raise significant funds to meet this requirement. Fortunet has incurred losses since inception and, as noted, will need to obtain capital for the initial build-out of facilities. There can be no assurance that Fortunet can raise sufficient capital to finance the construction of its networks.
Accordingly, as a result of the items discussed above, there is substantial doubt about Fortunet's ability to continue as a going concern.

Thus far, Fortunet has not evaluated its strategic alternatives due to a number of factors. Throughout Fortunet's history and that of its predecessors, servicing the debt entered into to acquire its licenses has been very difficult.
In 1996, these difficulties forced Fortunet to return 28 of its 31 licenses and
15 megahertz of spectrum of its three 30 megahertz licenses. In addition,
Fortunet's partners have not reached a consensus on exactly which course to pursue.

More recently, Fortunet has been restricted from exploring the possibility of a sale or joint venture of its licenses due to FCC anti-collusion rules. Under these rules, both participants in ongoing FCC PCS reauctions, and their related parties, are prohibited from negotiating with other participants for the acquisition of additional PCS licenses. Because related parties of Fortunet were participating in such a reauction, Fortunet was restricted from exploring the idea of selling its licenses or entering into a joint venture with any other auction participants from November 6, 2000 until February 12, 2001, and those other participants are the entities most likely to be interested in its licenses.

We have been advised that it is highly uncertain that the FCC will extend
Fortunet's deadline for its build out requirements. If the FCC were to revoke
Fortunet's licenses for failure to meet its build out requirements, it would effectively put Fortunet out of business because the licenses are its only significant assets. If the FCC were merely to impose fines on Fortunet for failing to meet its build out requirements, the ramifications would depend on the amount of the sanctions in relation to the value of its licenses. If these sanctions were substantial, it might force Fortunet to seek protection under the bankruptcy laws or go out of business.

Administrative Services

Fortunet has no employees. The Limited Partner provided Fortunet and its predecessors, at their request, with certain services in connection with the
Partnerships' bidding for PCS licenses in the FCC auctions in 1996. Aside from that matter, neither the General Partner nor the Limited Partner provided
Fortunet with a substantial amount of services. Neither partner charged
Fortunet, for the services provided, as such amounts are not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Capitalized Costs/PCS Licenses Amortization

Certain direct costs of acquiring the PCS licenses (such as legal, filing and other regulatory fees) have been capitalized and included in PCS licenses in the accompanying balance sheets, amounting to $0.1 million at December 31, 1999 and
2000. These costs, and the costs of the PCS licenses, will be amortized over the remaining life of the respective PCS licenses when, and if, Fortunet, commences operations.

                                      F-8

Income Taxes

The results of operations of the Partnerships and Fortunet are included in the taxable income or loss of the individual partners and, accordingly, no tax provision has been recorded. (See Note 5)

2.          PCS Licenses

In the C-Block auction, which ended in May 1996, the combined Partnerships acquired 31 licenses at net cost, after bidding credits, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses at an interest rate of 7% per annum with interest due quarterly for years one through six and principal amortization and interest due quarterly in years seven through ten.

Events during and subsequent to the auction, as well as other externally driven technological and market forces, made financing the development of these licenses through the capital markets much more difficult than originally anticipated. In 1997, Fortunet, as well, as many of the other license holders from this auction, petitioned the FCC for relief in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC, which was announced on September 26, 1997, afforded license holders a choice of four options, one of which was the resumption of current debt payments, which had been suspended earlier in 1997 for all such license holders. The ramifications of choosing the other three courses of action would result in Fortunet ultimately forfeiting 30%, 50%, or
100% of the down payments on these licenses. Accordingly, during 1997, subsequent to the Transfers, Fortunet provided for a 30% reserve on the down payments (10% of net cost) as this represented Fortunet's estimate, at the time, of the impairment of this investment given the then available alternatives. On
March 24, 1998, the FCC modified the four options and provided a July 8, 1998 deadline for a decision.

On June 8, 1998, Fortunet elected to apply its eligible credits relating to its original down payment to the purchase of three licenses for 15 MHz of PCS spectrum in Tallahassee, Panama City and Ocala, Florida. Fortunet returned all the remaining licenses and forfeited 30% of its original down payment on these licenses in full satisfaction of the government debt and forgiveness of all accrued interest. Accordingly, Fortunet is currently the licensee of 15 MHz of spectrum in the three Florida markets covering a population ("POP") of approximately 785,000 at a net cost at auction of $20.09 per POP, based on 1990 census data.

On April 15, 1999, the FCC completed a reauction of all the C-Block licenses that were returned to it subsequent to original auction, including the 15 MHz licenses that Fortunet returned on June 8, 1998. In that reauction, the successful bidders paid a total of $2.7 million for those three 15 MHz licenses returned by Fortunet, as compared to the $21.2 million carrying value of the licenses at that time. Accordingly, Fortunet recorded a write down of its investment, including capitalized costs, to reflect the amount bid for similar licenses in the reauction.

3.          Partnership Agreement

Each of Fortunet's predecessor Partnerships, including Aer Force, were formed in
1995 to bid for PCS licenses in the FCC's "C-Block" auction. The general partner of Aer Force contributed a total of $350,000 to Aer Force for a 50.1% equity interest in the partnership and the limited partner contributed $348,603 to Aer
Force for a 49.9% equity interest.

Under the terms of all of the predecessor Partnership Agreements, including Aer
Force, and subsequently Fortunet, all items of deduction with respect to interest expense and commitment fees incurred in connection with the loan from the Limited Partner are allocated 99% to the Limited Partner and 1% to the
General Partner. All other deductions are allocated to the Limited and General
Partner on the basis of 49.9% and 50.1%, respectively. All profits are allocated
99% to the Limited Partner and 1% to the General Partner until the aggregate amount of all profits allocated to the Limited Partner and General Partner equals the items of deduction with respect to interest expense and commitment fees, except for all profits that result from the exchange of the PCS licenses with the FCC, which will be allocated to the Limited Partner and General Partner on the basis of 49.9% and 50.1%, respectively. Subsequently, all profits and losses will be allocated to the Limited Partner and General Partner in proportion to their interests, 49.9% and 50.1%, respectively.

                                      F-9

4.          Long-Term Debt

In connection with the PCS "C-Block" auction, $4.2 million was deposited with the FCC of which $3.5 million was borrowed from the Limited Partner under a line of credit which is due and payable on December 1, 2006. On September 27, 1996 an additional $4.4 million was advanced to cover the remaining down payment on the licenses won. The interest rate on the outstanding borrowings under the line is fixed at 15% per annum; additionally, a commitment fee of 20% per annum is being charged on the total line of credit, which was $25.0 million prior to April 18,
1997 and $41.8 million thereafter. The amounts due to the Limited Partner, including accrued interest and commitment fees, at December 31, 1999 and 2000 are $69.8 million and $83.5 million, respectively. On March 31, 1997, $1.6 million was advanced to Aer Force to cover the first interest payment under the
FCC debt. Also, on that date $2.3 million was advanced to the other four partnerships to cover their first interest payment bringing the total advanced to $3.9 million. As a part of the FCC restructuring plan, the $3.9 million was returned in September 1998 and the loan to the Limited Partner was repaid to that extent.

Under a recapitalization of the Partnership that was implemented on February 11,
2001, the Limited Partner contributed $69.0 million of the outstanding debt as a capital contribution and the remaining $16.1 million was converted to newly created Subordinated Notes (See Note 5).

5.          Subsequent Events

On February 14, 2001, Sunshine (a "C" Corporation), which was incorporated on
July 13, 2000, succeeded, by merger, to the rights and obligations of Fortunet
(the "Spin Off"). The merger is expected to be accounted for at historical cost as Fortunet and Sunshine are entities under common control. The common stock outstanding of Sunshine consists of 2,821,766 shares of Class A Common Stock which are entitled to one vote per share and 2,833,076 shares of Class B Common
Stock which will be entitled to five votes per share. In all economic terms, the
Class A and Class B shares are equal. The General Partner received 100% of the
Class B shares representing 50.1% of the outstanding common stock and the
Limited Partner received 100% of Class A shares representing 49.9% of the common stock. As part of the reorganization, Lynch PCS Corporation A contributed $67.4 million of the debt owed to it as a capital contribution to Sunshine. The remaining indebtedness of $16.1 million was restructured into eight equal
Subordinated Notes totaling $16.1 million, at 9% interest, due in three month increments beginning three years from the date of issuance, subject to acceleration in certain circumstances. In addition, Sunshine sold to Lynch for a total of $250,000, 10,000 shares of Preferred Stock with a total liquidation value of $10 million and Warrants to acquire 4.3 million shares of Class A
Common Stock at $.75 per share. The Preferred Stock and warrants will be recorded at their respective estimated fair values at the time of sale to Lynch.
The Limited Partner then distributed its shares in Sunshine to Lynch, and then
Lynch distributed such shares to its shareholders.

Fortunet is expected to have cash of $250,000 at the time of the spin off.

The terms of the Preferred Stock are as follows:

            o    dividends in kind at an annual rate of seven shares of
                 additional preferred stock for each one hundred shares of
                 preferred stock outstanding for the first five years and
                 thereafter dividends in cash at the annual rate of 7%,

            o    no voting rights except as provided by law, and

            o    must be redeemed at $1,000 per share, plus accrued and unpaid dividends, on a change in control of the Class A or Class B common stock, or upon the sale of one or more PCS licenses for cash or a non-cash sale which is subsequently converted into or redeemed for cash in an amount proportional to that number of persons covered by the sale of such licenses for cash, or that portion of a non-cash sale subsequently converted into or
                 redeemed for cash, compared to the total persons covered by our three initial PCS licenses, in each case based on the 1998 or most recent estimates by the United States Bureau of Census,
                 and

                                      F-10

            o    may be redeemed at $1,000 per share plus accrued and unpaid dividends, if funds are lawfully available, and the board of directors consents.

As a result of the above merger, Sunshine will file a U.S. Federal income tax return. Accordingly at the date of the reorganization, the company will provide for deferred income taxes for temporary differences (primarily the reserve for impairment of PCS licenses) between the financial statement and tax bases of
Sunshine's assets and liabilities. At December 31, 2000 such adjustment would create a deferred tax asset of approximately $4.6 million, which is fully reserved due to uncertainty regarding its realization.

Pro Forma Earnings (loss) per share has been calculated assuming that the
6,126,373 shares of common stock of Sunshine (3,057,060 Class A and 3,069,313
Class B) have been outstanding from the beginning of the periods presented.

On February 1, 2001, Sunshine has also agreed with Lynch Interactive Corporation that if the holder of a convertible note of Lynch Interactive Corporation converts all or a portion of its note prior to December 10, 2004,

Sunshine will issue:

            o    to the holder, one share of our Class A common stock for each share of Lynch Interactive Corporation stock to be received by the holder, up to a maximum of 235,294 shares;

            o    to the holders of our Class B common stock, 1.0040 shares of additional Class B common stock for each share of Class A
                 common stock issued to the holder; and

            o    to Lynch Interactive Corporation, warrants to purchase 1.9125 shares of our Class A common stock for each share of Class A common stock issued to the holder.

The conversion by the holder of any or all of the Lynch Interactive Corporation notes would result in dilution in the ownership of our common stock by the current holders of the Class A common stock.

As of February 22, 2001, Sunshine and Lynch agreed that the above Class A and
Class B common shares would be issued currently and the warrants were eliminated. The Class A shares are being held in escrow by Lynch. The issuance of the additional Class A and Class B common shares was accounted for as a dividend at fair value of $94,306.

On February 14, 2001, Sunshine granted its directors options to purchase 280,000 shares, including 130,000 shares issued to the non-employee Chief Executive
Officer, of Class A Common Stock at $.75 per share. Such options are to become exercisable three years from the date of grant and expire five years from the date of grant. The 130,000 shares issued to the Chief Executive Officer have been accounted for at fair value in accordance with the provisions of EITF 96-18
"Accounting for Equity Instruments That Are Issued To Other Than Employees for
Acquiring, or in Conjunction with Selling, Goods or Services." The fair value of the awards calculated using the Black Scholes Option Pricing Model
(approximately $325,000 at March 31, 2001) will be recognized as expense over the 3 year vesting period of the options.

6.     Matters Occurring Subsequent to Date of the Auditor's Report (Unaudited)

As of May 1, 2001, the Company entered into an agreement with GrayLink Wireless,
Inc. (whose President will serve as the Company's Chief Operating Officer) to provide management services to the Company. The agreement calls for payment of
$125,000 for services rendered during 2001 and not less than $200,000 for services rendered in 2002.

As of May 1, 2001, Sunshine granted to its Chief Operating Officer, who serves in such capacity under the terms of a management agreement with GrayLink
Wireless, Inc., options to purchase 306,819 of its Class A common stock at $1.50 per share. 50% of such options become exercisable on Sunshine's meeting its first FCC mandated build-out requirement, which is expected to occur prior to
September 17, 2001, and the remaining 50% will become exercisable on the occurrence of certain defined events. All such options expire five years from the date of grant. Such options will also be accounted for in accordance with the provisions of EITF 96-18.

                                      F-11

                            Sunshine PCS Corporation
                        (A Development Stage Enterprise,
                     formerly Fortunet Communications, L.P.)

                                  Balance Sheet
                                   (Unaudited)
                                                                     September 30, 2001
                                                                     ------------------

Assets
Current Assets
    Cash and cash equivalents                                            $216,162

Equipment                                                               1,002,684
PCS Licenses                                                            2,686,012
Other Assets                                                                2,425
                                                                       ----------
        Total Assets                                                   $3,907,283
                                                                       ==========

Liabilities and partners'/stockholders' equity (deficit)

    Accrued liabilities                                                  $701,532
    Subordinated notes                                                 17,037,995

Preferred Stock, $1.00 par value per share, $1,000 liquidation preference per share, 30,000 shares authorized 10,000 shares
    outstanding                                                           687,260

Stockholders' equity/(deficit)

Common Stock, $0.0001 par value

    Class A: Authorized shares-20,000,000
    3,057,060 shares outstanding                                           --
    Class B: Authorized shares-9,000,000
    3,069,313 shares outstanding                                           --

Additional paid-in capital                                             70,160,976
Deficit accumulated during the development stage                      (84,680,480)
                                                                     ------------

Stockholders' deficit accumulated during the development stage        (14,519,504)
                                                                     ------------

Total liabilities and stockholders' deficit                            $3,907,283
                                                                     ============

                                      F-12

                            Sunshine PCS Corporation
                        (A Development Stage Enterprise,
                     Formerly Fortunet Communications, L.P.)

                            Statements of Operations
                                   (Unaudited)

                                                                                                           July 27, 1995
                                             Three Months Ended                  Nine Months Ended         (inception) to
                                               September 30,                       September 30,           September 30,
                                            2001             2000              2001            2000             2001
                                            ----             ----              ----            ----             ----

Interest Income                            $1,946        $      --            $4,653      $    --                  $4,653
Interest expense (including
 commitment fees)                        (365,933)        (3,408,400)     (2,543,817)       (10,225,200)      (78,143,094)
Other expenses                            (66,081)              --          (137,374)          --                (137,374)
Forgiveness of interest expense              --                 --             --              --              19,159,890
Impairment of PCS Licenses                   --                 --             --              --             (25,032,989)
                                         --------        ------------     -----------     -------------       -------------

Net loss                                 (430,068)        (3,408,400)     (2,676,538)       (10,225,200)      (84,148,914)

Dividend requirement on preferred
  stock                                  (176,438)              --          (437,260)              --            (437,260)
                                        ---------        ------------    ------------     -------------       -------------
Loss applicable to common shares        $(606,506)       $(3,408,400)    $(3,113,798)      $(10,225,200)      $(84,586,174)
                                        ===========      ============    ============     ==============      =============

Net loss allocated to general partner        --             $(34,084)           --            $(102,252)              --
                                        ===========      ============    ============     ==============      =============

Net loss allocated to limited partner        --          $(3,374,316)           --         $(10,122,948)              --
                                        ===========      ============    ============     ==============      =============

Basic and diluted loss per common
  share                                    $(0.10)            $(0.56)         $(0.51)            $(1.67)            $(13.81)
                                        ===========      ============    ============     ==============      =============
Weighted average shares used in
  Computation                           6,126,373          6,126,373       6,126,373          6,126,373           6,126,373
                                        ===========      ============    ============     ==============      =============

SEE ACCOMPANYING NOTES.

                                      F-13

                            Sunshine PCS Corporation
                        (A Development State Enterprise,
                     formerly Fortunet Communications, L.P.)

                             Statement of Cash Flows
                                   (Unaudited)

                                                                                          July 27, 1995
                                                            Nine Months Ended             (inception) to
                                                              September 30,               September 30,
                                                         2001              2000               2001
                                                         ----              ----               ----

OPERATING ACTIVITIES
Net loss                                            $(2,676,538)     $  (10,225,200)      $  (84,148,914)
Net change in accrued interest and commitment fees    2,543,817          10,225,200           61,318,404
Net change in accrued liabilities                       701,532                --                701,532
Net change in other assets                               (2,425)               --                 (2,425)
Impairment of PCS licenses                                 --                  --             25,032,989
Compensation expense relating to executive's stock
  options                                                64,958                --                 64,958
                                                    -----------      --------------       --------------
Net cash provided by operating activities               631,344                --              2,966,544
                                                    -----------      --------------       --------------

INVESTING ACTIVITIES
Deposits with the FCC                                      --                  --             (4,200,000)
Purchase of PCS licenses                                   --                  --             (4,698,398)
Capital expenditures                                   (665,182)               --               (665,182)
Other                                                      --                  --               (215,710)
                                                    -----------      --------------       --------------

Net cash used in investing activities                  (665,182)               --             (9,779,290)
                                                    -----------      --------------       --------------

FINANCING ACTIVITIES
Net proceeds from (repayments of) Limited
  Partner loans                                            --                  --              6,080,305
Sale of preferred stock and warrants                    250,000                --                948,603
                                                    -----------      --------------       --------------
Net cash provided by financing activities               250,000                --              7,028,908
                                                    -----------      --------------       --------------

Net change in cash                                      216,162                --                216,162

Cash at beginning of period                                --                  --                   --
                                                    -----------      --------------       --------------

Cash at end of period                               $   216,162      $         --             $  216,162
                                                    ===========      ===============      ==============

SEE ACCOMPANYING NOTES.

                                      F-14

                            Sunshine PCS Corporation
                        (A Development Stage Enterprise,
                     formerly Fortunet Communications, L.P.)

                          Notes to Financial Statements

                               September 30, 2001

1.          Accounting Policies

Description of Business

Sunshine PCS Corporation ("Sunshine"), was incorporated on July 13, 2000, with capital of $1.00, and on February 14, 2001, succeeded to the rights and obligations of Fortunet Communications, L.P. ("Fortunet"). Fortunet was formed on April 18, 1997, to hold personal communications services ("PCS") licenses that had been acquired in the Federal Communications Commission's ("FCC")
C-Block auction. At that date, Fortunet succeeded to the assets and assumed the liabilities (the "Transfers") of five partnerships ("Partnerships") that were the high bidders for licenses in the auction. The Partnerships that transferred their assets and liabilities to Fortunet were Aer Force Communications, L.P.
("Aer Force"), Fortunet Wireless Communications, L.P., High Country
Communications, L.P., New England Wireless Communications, L.P. and Southeast
Wireless Communications L.P., all of which were formed on July 27, 1995. The
Partnerships received a proportional interest in Fortunet based upon the relative market values of the assets and liabilities transferred.

PCS is a second-generation digital wireless service utilizing voice, video or data devices that allow people to communicate at anytime and virtually anywhere.
The FCC auctioned off PCS licenses, a total of 120 MHz of spectrum, falling within six separate frequency blocks labeled A through F. Frequency Blocks C and
F were designated by the FCC as "entrepreneurial blocks". Certain qualifying small businesses including the Partnerships were afforded bidding credits in the auctions as well as government financing of the licenses acquired. The
Partnerships won 31 licenses in 1996 to provide personal communications services over 30 MHz of spectrum to a population of approximately 7.0 million (1990
Census Data).

On February 14, 2001, Sunshine succeeded, by merger, to the rights and obligations of Fortunet. The merger was accounted for at historical cost as
Sunshine and Fortunet are entities under common control.

Fortunet Wireless Communications Corporation ("Fortunet Wireless"), an entity controlled by Victoria Kane, a private investor, was the General Partner of
Fortunet with a 50.1% equity interest. Subsequent to the Transfers, Victoria F.
Kane owned 60% of the stock of Fortunet Wireless. On May 4, 2000, Ms. Kane purchased the remaining 40% of Fortunet Wireless for $600,000, and gave the selling stockholders the right to repurchase the stock so acquired through May
4, 2008, for 120% of her purchase price. Lynch PCS Corporation A, a wholly-owned subsidiary of Lynch PCS Corporation, which in turn is a wholly-owned subsidiary of Lynch Interactive Corporation ("Lynch"), a publicly held company, was the
Limited Partner of Fortunet with a 49.9% equity interest. Lynch PCS Corporation
A had agreements to provide a total of $41.8 million of funding to Fortunet, of which a total of $21 million was funded through December 31, 2000. These agreements terminated at the time of the merger.

The common stock outstanding of Sunshine consists of 3,057,060 shares of Class A
Common Stock, which are entitled to one vote per share, and 3,069,313 shares of
Class B Common Stock, which will be entitled to five votes per share. In all economic terms, the Class A and Class B shares are equal. The General Partner received 100% of the Class B shares representing 50.1% of the outstanding common stock and the Limited Partner received 100% of Class A shares representing 49.9%
of the common stock.

As part of the reorganization, Lynch PCS Corporation A ("Lynch") contributed
$69.0 million of the debt owed to it as a capital contribution to Sunshine. The remaining indebtedness of $16.1 million was restructured into eight equal
Subordinated Notes totaling $16.1 million, at 9% interest per annum, due in three-month increments beginning three years from the date of issuance, subject to acceleration in certain circumstances.

                                      F-15

In addition, Sunshine sold to Lynch, for a total of $250,000, 10,000 shares of preferred stock with a total liquidation value of $10 million, and warrants to acquire 4.3 million shares of Class A Common Stock at $.75 per share. The preferred stock and warrants were recorded at their respective estimated fair values at the time of sale to Lynch. The Limited Partner then distributed its shares in Sunshine to Lynch, and then Lynch distributed such shares to its shareholders.

Basis of Presentation

The financial statements are prepared in conformity with generally accepted accounting principles applicable to a development stage enterprise.

The Transfers from the Partnerships, with the exception of the transfer from Aer
Force, were accounted for as business combinations at fair value resulting in an increase in the carrying value of the PCS licenses of $9.9 million. The transfer from Aer Force was accounted for in a manner similar to a pooling of interests at historical cost since Fortunet and Aer Force are entities under common control. Accordingly, the accompanying financial statements include the results of Aer Force from inception, July 27, 1995, and the results of the remaining four partnerships from the date of the transfer, April 18, 1997.

Sunshine's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classifications of liabilities that may result from the possible inability of Sunshine to continue as a going concern.

Under FCC regulations, Sunshine was required to construct a PCS network that provides adequate service to at least one-quarter of the population in the areas covered by the licenses by September 17, 2001, or make a showing of substantial service in the areas covered by the licenses by that date. Sunshine has implemented a system to provide service to its three licensed areas and preserve our licenses. Further buildout is required in order to establish a viable business plan. Currently, we have accrued approximately $600,000 to fund the construction of these facilities. The Company is in the process of raising financing to fund this liability and to fund operations and other expenditures.
On November 13, 2001, Sunshine announced a planned rights offering to raise equity capital.

Sunshine has incurred losses since inception and, as noted, will need to obtain capital for further build-out of facilities. There can be no assurance that
Sunshine can raise sufficient capital to finance the construction of its networks. Accordingly, as a result of the items discussed above, there is substantial doubt about Sunshine's ability to continue as a going concern.

Throughout Sunshine's brief history and that of its predecessors, servicing the debt entered into to acquire its licenses has been very difficult. In 1996, these difficulties forced Fortunet to return 28 of its 31 licenses and 15 megahertz of spectrum of its three 30 megahertz licenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is recorded at cost and will be depreciated using the straight-line method based upon estimated useful lives of five to ten years.

Capitalized Costs/PCS Licenses Amortization

Certain direct costs of acquiring the PCS licenses (such as legal, filing and other regulatory fees) have been capitalized and included in PCS licenses in the accompanying balance sheets, amounting to $0.1 million at September 30, 2001,

                                      F-16

and December 31, 2000. These costs, and the costs of the PCS licenses, will be amortized over the remaining life of the respective PCS licenses when, and if,
Sunshine commences operations.

Income Taxes

Sunshine (a "C" corporation for Federal tax purposes) will file a U.S. Federal income tax return. Accordingly at the date of the reorganization, Sunshine provided for deferred income taxes for temporary differences (primarily the reserve for impairment of PCS licenses) between the financial statement and tax bases of Sunshine's assets and liabilities. This adjustment created a deferred tax asset of approximately $4.6 million, which is fully reserved in the financial statements due to uncertainty regarding its realization. No tax benefit has been provided in the accompanying financial statements for losses incurred subsequent to the merger. As the realization of such losses is dependent upon the generation of future taxable income during a period when such losses would be deductible, the recording of the deferred tax asset (net of reserves) of $326,000 would be inconsistent with applicable accounting rules.

Prior to the reorganization, the results of operations of the Partnerships and
Fortunet were included in the taxable income or loss of the individual partners and, accordingly, no tax benefit has been recorded.

2.           PCS Licenses

In the C-Block auction, which ended in May 1996, the combined Partnerships acquired 31 licenses at net cost, after bidding credits, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses at an interest rate of 7% per annum with interest due quarterly for years one through six and principal amortization and interest due quarterly in years seven through ten.

Events during and subsequent to the auction, as well as other externally driven technological and market forces, made financing the development of these licenses through the capital markets much more difficult than originally anticipated. In 1997, Fortunet, as well, as many of the other license holders from this auction, petitioned the FCC for relief in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC, which was announced on September 26, 1997, afforded license holders a choice of four options, one of which was the resumption of current debt payments, which had been suspended earlier in 1997 for all such license holders. The ramifications of choosing the other three courses of action would result in Fortunet ultimately forfeiting 30%, 50%, or
100% of the down payments on these licenses. Accordingly, during 1997, subsequent to the Transfers, Fortunet provided for a 30% reserve on the down payments (10% of net cost) as this represented Fortunet's estimate, at the time, of the impairment of this investment given the then available alternatives. On
March 24, 1998, the FCC modified the four options and provided a July 8, 1998, deadline for a decision.

On June 8, 1998, Fortunet elected to apply its eligible credits relating to its original down payment to the purchase of three licenses for 15 MHz of PCS spectrum in Tallahassee, Panama City and Ocala, Florida. Fortunet returned all the remaining licenses and forfeited 30% of its original down payment on these licenses in full satisfaction of the government debt and forgiveness of all accrued interest. Accordingly, Fortunet is currently the licensee of 15 MHz of spectrum in the three Florida markets covering a population ("POP") of approximately 785,000 at a net cost at auction of $20.09 per POP, based on 1990 census data.

On April 15, 1999, the FCC completed a reauction of all the C-Block licenses that were returned to it subsequent to original auction, including the 15 MHz licenses that Fortunet returned on June 8, 1998. In that reauction, the successful bidders paid a total of $2.7 million for those three 15 MHz licenses returned by Fortunet, as compared to the $21.2 million carrying value of the licenses at that time. Accordingly, Fortunet recorded a write down of its investment, including capitalized costs, to reflect the amount bid for similar licenses in the reauction.

3.          Partnership Agreement

Each of Fortunet's predecessor Partnerships, including Aer Force, were formed in
1995 to bid for PCS licenses in the FCC's "C-Block" auction. The general partner of Aer Force contributed a total of $350,000 to Aer Force for a 50.1% equity interest in the partnership and the limited partner contributed $348,603 to Aer
Force for a 49.9% equity interest.

                                      F-17

Under the terms of all of the predecessor Partnership Agreements, including Aer
Force, and subsequently Fortunet, all items of deduction with respect to interest expense and commitment fees incurred in connection with the loan from the Limited Partner were allocated 99% to the Limited Partner and 1% to the
General Partner. All other deductions were allocated to the Limited and General
Partner on the basis of 49.9% and 50.1%, respectively. All profits were allocated 99% to the Limited Partner and 1% to the General Partner until the aggregate amount of all profits allocated to the Limited Partner and General
Partner equaled the items of deduction with respect to interest expense and commitment fees, except for all profits that result from the exchange of the PCS licenses with the FCC, which were to be allocated to the Limited Partner and
General Partner on the basis of 49.9% and 50.1%, respectively. Subsequently, all profits and losses were to be allocated to the Limited Partner and General
Partner in proportion to their interests, 49.9% and 50.1%, respectively.

4.          Long-Term Debt

In connection with the PCS "C-Block" auction, $4.2 million was deposited with the FCC of which $3.5 million was borrowed from the Limited Partner under a line of credit which is due and payable on December 1, 2006. On September 27, 1996, an additional $4.4 million was advanced to cover the remaining down payment on the licenses won. The interest rate on the outstanding borrowings under the line is fixed at 15% per annum; additionally, a commitment fee of 20% per annum is being charged on the total line of credit, which was $25.0 million prior to
April 18, 1997 and $41.8 million thereafter. The amounts due to the Limited
Partner, including accrued interest and commitment fees, at December 31, 2000 was $83.5 million. On March 31, 1997, $1.6 million was advanced to Aer Force to cover the first interest payment under the FCC debt. Also, on that date $2.3 million was advanced to the other four partnerships to cover their first interest payment bringing the total advanced to $3.9 million. As a part of the
FCC restructuring plan, the $3.9 million was returned in September 1998 and the loan to the Limited Partner was repaid to that extent.

Under the recapitalization that was implemented on February 14, 2001, the
Limited Partner contributed $69.0 million of the outstanding debt as a capital contribution and the remaining $16.1 million was converted into eight newly created Subordinated Notes of equal amount. The Subordinated Notes mature in three-month increments from February 2004 to November 2005. Interest is payable at a rate of 9% per annum, semiannually through the issuance of additional principal amounts of subordinated notes.

5.          Preferred Stock

The terms of the Preferred Stock are as follows:

            o    dividends in kind at an annual rate of seven shares of
                 additional preferred stock for each one hundred shares of
                 preferred stock outstanding for the first five years and
                 thereafter dividends in cash at the annual rate of 7%, and

            o    no voting rights except as provided by law, and

            o    must be redeemed at $1,000 per share, plus accrued and unpaid dividends, on a change in control of the Class A or Class B common stock, or upon the sale of one or more PCS licenses for cash or a non-cash sale which is subsequently converted into or redeemed for cash in an amount proportional to that number of persons covered by the sale of such licenses for cash, or that portion of a non-cash sale subsequently converted into or
                 redeemed for cash, compared to the total persons covered by our three initial PCS licenses, in each case based on the 1998 or most recent estimates by the United States Bureau of Census,
                 and

            o    may be redeemed at $1,000 per share plus accrued and unpaid dividends, if funds are lawfully available, and the board of directors consents.

                                      F-18

6.          Loss Per Share

For the period prior to February 14, 2001, the loss per share has been calculated on a basis assuming that the 6,126,373 shares of common stock of
Sunshine (3,057,060 Class A and 3,069,313 Class B shares) issued at the time of the reorganization including the shares subsequently issued to Lynch and the holders of the Class B common stock as described in Note 8 had been outstanding from the beginning of the periods presented. Subsequent to February 14, 2001, the loss per share has been calculated based on actual number of shares outstanding. Warrants and options (see note 7), have been excluded from the computation of diluted loss per share for all periods because their issuance would have the effect of reducing the loss per share.

7.          Options

On February 14, 2001, Sunshine granted its directors options to purchase 280,000 shares, including options for 130,000 shares issued to the non-employee Chief
Executive Officer, of Class A Common Stock at $.75 per share. Such options are to become exercisable three years from the date of grant and expire five years from the date of grant. The 130,000 shares issued to the Chief Executive Officer have been accounted for at the fair market value in accordance with the provisions of EITF 96-18, "Accounting for Equity Instruments That Are Issued to
Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or
Services." The fair value of such awards was calculated using the Black-Scholes
Option Pricing Model (approximately $312,000 at September 30, 2001), will be recognized as expense over the three year vesting period of the options.

As of May 1, 2001, Sunshine granted to its Chief Operating Officer options to purchase 306,819 of its Class A common stock at $1.50 per share. 50% of such options became exercisable on Sunshine's meeting its first FCC mandated build-out requirement, which occurred on August 31, 2001, and the remaining 50%
will become exercisable on the occurrence of certain defined events. All such options expire five years from the date of grant. Such options are also being accounted for in accordance with the provisions of EITF 96-18. Sunshine estimated the fair value of 153,410 options which vested in August at $337,502, using the Black Scholes Option Pricing Model. Such amount has been capitalized as cost of equipment as these costs are directly attributed to construction of the equipment.

8.          Shareholders Equity

On February 1, 2001 Sunshine has also agreed with Lynch that if the holder of a convertible note of Lynch converts all or a portion of its note prior to
December 10, 2004, Sunshine will issue:

            o    to the holder, one share of our Class A common stock for each share of Lynch stock to be received by the holder, up to a maximum of 235,294 shares;

            o    to the holders of our Class B common stock, 1.0040 shares of additional Class B common stock for each share of Class A
                 common stock issued to the holder; and

            o    to Lynch Interactive Corporation, warrants to purchase 1.9125 shares of our Class A common stock for each share of Class A common stock issued to the holder.

            o    Subsequent to the original agreement, Sunshine and Lynch agreed that the above Class A and Class B common shares would be
                 issued currently. The Class A shares are being held in escrow by Lynch.

As of February 22, 2001, Sunshine and Lynch agreed that the above Class A and
Class B common shares would be issued currently and the warrants were eliminated. The Class A shares are being held in escrow by Lynch. The issuance of the additional Class A and Class B common shares was accounted for as a dividend at the fair value of $94,306.

                                      F-19

9.          Management Services Agreement

As of May 1, 2001, the Company entered into an agreement with GrayLink Wireless,
Inc. (whose President serves as the Company's Chief Operating Officer) to provide management services to the Company. The agreement calls for payment of
$125,000 for services rendered during 2001 and not less than $200,000 for services rendered in 2002. As of September 30, 2001, $77,675 was accrued under this agreement, $62,243 of which was capitalized as equipment as these costs are directly attributed to construction of the equipment.

10.         Lease Commitment

The Company has entered into leases covering antenna space on four towers. The leases call for monthly payments totaling $8,583 per month. The leases have a minimum term of five years and are subject to annual escalation clauses. Minimum rental costs under these leases for the next five years is as follows:
2002-$104,772, 2003-$108,940, 2004-$113,278, 2005-$117,793, and 2006-$68,311.

                                      F-20

================================================================================
No dealer, salesman or any other person is authorized to give any information or to make any representations in connection with this offering not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Sunshine PCS or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Securities offered by this
Prospectus or an offer by any person in any jurisdiction where such an offer or solicitation is not authorized or is unlawful. Neither the delivery of this
Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to its date.

                                 ---------------

                                 ---------------

                            SUNSHINE PCS CORPORATION

                           1,531,593 Shares of Class A

                                  Common Stock

                                 ---------------

                                   PROSPECTUS

                                 ---------------

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.    Indemnification of Directors and Officers
-------     -----------------------------------------

            As permitted by the Delaware General Corporation Law ("DGCL"),
Sunshine PCS Corporation's Certificate of Incorporation, as amended, limits the personal liability of a director or officer to Sunshine PCS Corporation for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (i) any breach of the director's duty of loyalty to
Sunshine PCS Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

            Sunshine PCS Corporation's by-laws provide that Sunshine PCS
Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or an agent of Sunshine PCS Corporation or is or was serving at the request of
Sunshine PCS Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding, to the fullest extent and in the manner set forth in and permitted by the General Corporation Law of the State of Delaware, as from time to time in effect, and any other applicable law, as from time to time in effect. Such right of indemnification is not be deemed exclusive of any other rights to which such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of each such person.

            Sunshine PCS Corporation has entered into indemnity agreements with its directors and executive officers. The indemnity agreements provide that
Sunshine PCS Corporation shall indemnify such directors and executive officers from and against any and all liabilities, costs and expenses, amounts of judgments, fines, penalties and amounts paid in settlement of or incurred in defense of any settlement in connection with any threatened, pending or completed claim, action, suit or proceeding in which such persons are a party
(other than a proceeding or action by or in the right of Sunshine PCS
Corporation to procure a judgment in its favor), or which may be asserted against them by reason of their being or having been an officer or director of
Sunshine PCS Corporation (the "Losses"), unless it is determined that such directors and executive officers did not act in good faith and for a purpose which they reasonably believed to be in, or in the case of service to an entity related to Sunshine PCS Corporation, not opposed to, the best interests of
Sunshine PCS Corporation and, in the case of a criminal proceeding or action, that they had reasonable cause to believe that their conduct was unlawful. The indemnity agreements also provide that Sunshine PCS Corporation shall indemnify such directors and executive officers from and against any and all Losses that they may incur if they are a party to or threatened to be made a party to any proceeding or action by or in the right of Sunshine PCS Corporation to procure a judgment in its favor, unless it is determined that they did not act in good faith and for a purpose that they reasonably believed to be in, or, in the case of service to an entity related to Sunshine PCS Corporation, not opposed to, the best interests of Sunshine PCS Corporation, except that no indemnification for
Losses shall be made in respect of (i) any claim, issue or matter as to which they shall have been adjudged to be liable to Sunshine PCS Corporation or (ii)
any threatened or pending action to which they are a party or are threatened to be made a party that is settled or otherwise disposed of, unless and only to the extent that any court in which such action or proceeding was brought determines upon application that, in view of all the circumstances of the matter, they are fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. Such indemnification is in addition to any other rights to which such officers or directors may be entitled under any law, charter provision, by-law, agreement, vote of shareholders or otherwise.

ITEM 25.    Other Expenses of Issuance and Distribution.
-------     -------------------------------------------

            The following table sets forth the various expenses (other than underwriting discounts and commissions) which will be paid by Sunshine PCS
Corporation in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates.

                                      II-1

Securities and Exchange Commission Registration Fee        $    140.91
Blue Sky Fees and Expenses                                    5,000.00
Printing and Engraving                                       10,000.00
Accounting Fees and Expenses                                 20,000.00
Legal Fees and Expenses                                      50,000.00
Miscellaneous Expenses                                       14,859.09
                                                           -----------
Total                                                      $100,000.00

Item 26.    Recent Sales of Unregistered Securities
--------    ---------------------------------------

            The following securities were issued by Sunshine PCS Corporation within the past three years and are not registered under the Securities Act of
1933, as amended (the "Act"). Each of the transactions is claimed to be exempt from registration with the Securities and Exchange Commission pursuant to
Section 4(2) of the Act as transactions by an issuer not involving a public offering. All of such securities are deemed to be restricted securities for the purposes of the Act. All certificates representing such issued and outstanding restricted securities of Sunshine PCS Corporation have been properly legended.

                                 Not Applicable

Item 27.     Exhibits and Financial Statement Schedules
--------     ------------------------------------------

Exhibit Number      Description
--------------      -----------

3.1                 Amended and Restated Certificate of Incorporation of the
                    Company(incorporated by reference from exhibit 3.1 of
                    Sunshine PCS Corporation's registration statement on form
                    SB-2/A filed February 9, 2001)

3.2*                Certificate of Amendment to the Amended and Restated
                    Certificate of Incorporation of Sunshine PCS Corporation

3.3                 By-laws of Sunshine PCS Corporation (incorporated by
                    reference from exhibit 3.2 of Sunshine PCS Corporation's
                    registration statement on form SB-2/A filed February 9,
                    2001)

4.1                 Form of Subordinated Note made by Sunshine PCS Corporation to Lynch PCS Corporation A (incorporated by reference from exhibit 4.1 of Sunshine PCS Corporation's registration
                    statement on Form SB-2/A filed February 9, 2001)

4.2                 Warrant issued by Sunshine PCS Corporation to Lynch
                    Interactive Corporation (incorporated by reference
                    from exhibit 4.2 of Sunshine PCS Corporation's
                    registration statement on form SB-2/A filed
                    February 9, 2001)

4.3*                Form of Subscription Certificate

5.1*                Legality Opinion

10.1                Conversion Agreement dated February 8, 2001 between the
                    Company and Lynch PCS Corporation A (incorporated by
                    reference from exhibit 10.1 of Sunshine PCS Corporation's
                    registration statement on form SB-2/A filed February 9,
                    2001)

10.2                Form of Option Agreements with Directors (incorporated by
                    reference from Exhibit 10.2 of Sunshine PCS Corporation's
                    registration statement on Form SB-2/A filed February 9,
                    2001)

10.3                Agreement and Plan of Merger dated February 12, 2001 by and between the Company and Fortunet Communications, L.P.
                    (incorporated by reference from exhibit 10.3 of Sunshine PCS
                    Corporation's registration statement on Form SB-2/A filed
                    February 9, 2001)

                                      II-2

10.4*               Amended and Restated Securities Issuance Agreement, dated
                    February 1, 2002, by and between the Company and Lynch
                    Interactive Corporation

10.5*               Term Sheet between the Company and GrayLink Wireless Inc.

23.1*               Consent of Ernst & Young LLP

23.2*                Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP
                    (contained in Exhibit 5.1)

24*                 Power-of-Attorney dated January 31, 2002

99.1*               Instructions for use of Sunshine PCS Corporation
                    Subscription Certificate

99.2*               Notice of Guaranteed Delivery for Subscription Rights

99.3*               Form of Letter to Stockholders

99.4*               Form of Letter to Brokers

99.5*               Substitute W-9 for use with the Rights Offering

99.6*               Form of Subscription Agent Agreement by and between Sunshine
                    PCS Corporation and American Stock Transfer & Trust Company

--------------
*  Filed herewith

Item 28.     Undertakings.
--------     -------------

The undersigned Registrant hereby undertakes:

            (a) to file, during any period in which if offers or sells securities, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post0-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration
Statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement to include any additional or changed material information on the plan of distribution.

                (2) That, for the purpose of determining any liability under the
Securities Act, treat each post-effective amendment as a new registration statement for the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                      II-3

            (b) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                (1) For purposes of determining any liability under the
Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule
424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declare effective.

                (2) For the purpose of determining any liability under the
Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                                      II-4

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the
Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 31st day of
January, 2002.

                                  SUNSHINE PCS CORPORATION

                                  By: /s/ Karen E. Johnson
                                      ------------------------------------------
                                               Karen E. Johnson
                                            Chief Executive Officer

                                POWER OF ATTORNEY

            KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert E. Dolan, Director and
Assistant Secretary and John Fikre as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, in connection with this Registration
Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

      Signature                             Title                              Date
      ---------                             -----                              ----

/s/ Karen E. Johnson
-------------------------------    Chairman of the Board, Chief           January 31, 2002
Karen E. Johnson                   Executive Officer and Director

/s/ Robert E. Dolan
-------------------------------    Director and Assistant Secretary       January 31, 2002
Robert E. Dolan

/s/ David S. Ahl
-------------------------------    Director                               January 31, 2002
David S. Ahl